MATURE, DISCIPLINED, CREATIVE

Multi-dimensional, too. Well-known business leader, financially solid, confident, with a powerful presence. Deeply rooted in strong values and integrity. Able to make lasting commitments to others.

SEEKING fellow travelers with similar interests — sophisticated thinkers who are as creative as they are pragmatic. Greatest desire: enduring, honest relationships, where all are treated with fairness and respect.

HON INDUSTRIES

(HNI)

2003 ANNUAL REPORT


1,801
2,046
1,792
1,692
1,756
'99
'00
'01
'02
'03

NET SALES *(in millions)*


87
106
74
91
98
'99
'00
'01
'02
'03

NET INCOME *(in millions)*


18.1
19.8
12.8
14.7
14.5
'99
'00
'01
'02
'03

RETURN ON AVERAGE SHAREHOLDERS' EQUITY
(percent)


1.44
1.77
1.26
1.55
1.68
'99
'00
'01
'02
'03

DILUTED EARNINGS PER SHARE
(dollars)

Great brands are like great people. The best ones blend a distinctive personality with a strong character. They combine a "can-do" attitude with a "can't-wait-to-try-something-new" enthusiasm. They know themselves as well as they know the people who associate with them. They know that while good looks are important, beauty is only skin deep; it's what's inside that counts.

Because all of our brands have something unique and valuable to offer, we're letting them speak for themselves. As for the people who know and love our brands, we've invited a few to share an "up close and personal" look into why and how HON INDUSTRIES is ...

THE PERFECT MATCH








PRACTICAL
AND
PROFESSIONAL
Something of a paradox, too; highly competitive but approachable; stylish but never a slave to fashion. I have a true talent for leadership. I'm stable, steady, reliable, and efficient. At the same time, I'm good-looking, good-natured, and good-humored. Seek successful business person driven by values, with a "whatever it takes" attitude — just like me, practical and professional.
THE
HON COMPANY









HOT! HOT! HOT!

Competitive, inventive, expansive by day ... cozy, intimate, and warm by night. On one hand, a technology buff; while on the other hand, an incurable romantic. I'll bathe you in heat — and show you how to fill a room with a very special glow. Seek hearthwarming personality with a powerful appreciation for style and performance. Must have aspirational dreams and family values. My dream: someone to ignite my potential ... someone to keep the home fires burning.

HEARTH & HOME
TECHNOLOGIES



TO OUR SHAREHOLDERS:



LEFT: Stan A. Askren, PRESIDENT
RIGHT: Jack D. Michaels, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

As we celebrate our 60th year, HON INDUSTRIES has seen much change. The industry has changed. The world has changed. Our business has changed. What has not changed are the culture and values on which we were founded: integrity, fairness, and respect — in the treatment of others, continuous improvement, and responsiveness to those who buy our products and services. In our unique and powerful member-owner culture, throughout our history, every member has had an opportunity to participate in making the business better. We did so again in 2003.

We outperformed our peers. We grew our sales and profits. We gained market share by providing strong brands, innovative products and services, and greater value to our end-users. We continued to increase our gross margins, a direct result of our ongoing commitment to lean initiatives. We used our strong, positive cash flow to invest in our business for the long term and returned profits to shareholders. We accomplished all of this in a very challenging economy and market.

Although we are proud of what we achieved, our philosophy of constructive discontent drives us to continue to challenge ourselves to do better. We believe to succeed in a business environment of ongoing change and continuous transformation we also must continue to change. Today, we are leaner, more focused, and have more clearly defined brands than ever before. Our challenge is to grow, aggressively and profitably, through market-driven solutions while maintaining focus on what we do best — operational excellence. Our transformation continues:

BUILDING BRAND MARKET POWER

We are investing significantly in our brands and increasing our understanding of our diverse range of end-users and the solutions they want. We are building market power through several initiatives: focused selling models; clear brand identity; targeted advertising; expanded channel presence; and aggressive products and solutions development. We are strengthening our ability to be the "perfect match" with end-users in every segment we serve.

ACHIEVING BEST TOTAL COST AND LEAN ENTERPRISE

"Best total cost" means more than being a low-cost manufacturer. It requires us to think about the entire value stream — where and how to manufacture, ship, install, outsource, assemble, service, procure, and sell — all to provide the best total value to our end-users. We implemented lean initiatives, our rapid continuous improvement (RCI) programs, in 1992. It is not only a process to drive out cost, it is a powerful tool to engage every member every day in making choices to improve the value we provide to our customers.

ENHANCING CULTURE AND CAPABILITIES

Our values are simple yet powerful. They are as relevant today as they were when the company was founded 60 years ago. Our member-owner culture of shared responsibility and shared reward engages all members in the ongoing business improvement process and allows us to embrace change. As we continue to add and develop talent to support our growth strategies, we become more diverse in our perspectives, strengthening our ability to understand and meet the needs of our customers and end-users.

On January 5, 2004, we completed the acquisition of Paoli Inc., a leading provider of wood case goods and seating. The acquisition reflects our commitment to achieving profitable growth. With annual sales in excess of $80 million, Paoli has well-known brands, a broad product offering, and strong independent representative sales and dealer networks. This acquisition supports our operating philosophy to work through autonomous, decentralized businesses with strong brands focused on distinct markets.

Important to our company's success, is a strong Board of Directors who bring their individual skills, knowledge, and experience to our company. Their involvement, independence, and integrity provide the ongoing foundation for effective governance and corporate oversight for you, our shareholders.

This year we recognize retiring directors Lorne R. Waxlax, Robert W. Cox, and M. Farooq Kathwari. We thank them for their dedication. We are also pleased to welcome Joseph Scalzo, President, Personal Care Products, The Gillette Company, to our board.

Our CEO succession process is progressing smoothly. The appointment of Stan Askren as President of HON INDUSTRIES and as a member of the Board of Directors, announced in February 2003, was an important part of this process.

Our office furniture and hearth businesses are healthy and well-positioned for growth; still we continue to face a competitive business environment. We are confident of our financial security, and certain that our transition to becoming a market-driven, operationally excellent company will continue to enhance shareholder value. The transformation continues. We will be seeking shareholder approval, in early May 2004, to change the name of HON INDUSTRIES to HNI Corporation, drawing on our heritage while remaining true to our culture and values. The new name will serve to better align the corporate identity with the direction of the company, as a strategic manager of multiple, distinct, and independent brands.

We thank our member-owners for their continued dedication, and look forward to the challenges and opportunities of 2004.

Jack D. Michaels
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Stan A. Askren
PRESIDENT

FINANCIAL HIGHLIGHTS

(In thousands, except for per share data)	**2003**	2002	Change
INCOME STATEMENT DATA			
Net sales	**$ 1,755,728**	$ 1,692,622	3.7%
Gross profit	**639,215**	599,879	6.6%
Gross profit as a % of:			
Net sales	**36.4%**	35.4%	–
Selling and administrative expenses	**480,744**	454,189	5.8%
Restructuring related charges	**8,510**	3,000	183.7%
Operating income	**149,961**	142,690	5.1%
Net income	**98,105**	91,360	7.4%
Net income as a % of:			
Net sales	**5.6%**	5.4%	–
Average shareholders' equity	**14.5%**	14.7%	–
Per common share:			
Net income – basic	**$ 1.69**	$ 1.55	9.0%
Net income – diluted	**1.68**	1.55	8.4%
Book value – basic	**12.19**	11.08	10.0%
Cash dividends	**0.52**	0.50	4.0%
BALANCE SHEET DATA			
Current assets	**$ 462,122**	$ 405,054	14.1%
Total assets	**1,021,826**	1,020,552	0.1%
Current liabilities	**245,816**	298,680	(17.7%)
Current ratio	**1.88**	1.36	–
Long-term debt and capital lease obligations	**$ 4,126**	$ 9,837	(58.1%)
Debt/capitalization ratio	**0.6%**	1.5%	–
Shareholders' equity	**$ 709,889**	$ 646,893	9.7%
Average shareholders' equity	**678,391**	619,787	9.5%
Working capital	**216,306**	106,374	103.3%
OTHER DATA			
Capital expenditures	**$ 34,842**	$ 25,885	34.6%
Cash flow from operations	**141,274**	202,391	(30.2%)
Weighted-average shares outstanding during year – basic	**58,178,739**	58,789,851	(1.0%)
Price/earnings ratio at year-end	**26**	18	–
Number of shareholders at year-end	**6,416**	6,777	(5.3%)
Members (employees) at year-end	**8,926**	8,828	1.1%



PERFECT MATCH #1

THE FORTUNE 500
AND ALLSTEEL

When we saw Get Set™ it was love at first sight. Then we got to know everything else you have to offer, and realized you're more than just a pretty face — you're a brand with a head for business and uplifting products that set the standard for functionality, durability, and style. Of course we know we Fortune 500 types are not the only ones in your life — corporate, government, and institutional customers are excited about you, too, since you match everyone's workplace furniture and service needs with energy, confidence, and great customer relationships. That's ok, Allsteel; you're worth sharing.







PERFECT MATCH #2

THE DESIGN COMMUNITY
AND GUNLOCKE

In addition to your handsome good looks, what impresses us most about you, Gunlocke, is how open you are to self-improvement. It's usually a slow and difficult process to make fundamental shifts in attitude, but you jump at the idea of collaboration, and quickly turn the wheel in a different direction. We also love how you balance your sense of detail and approach with a truly refined aesthetic. Bold and strong, yet sophisticated and classy — able to adjust to the nuances of your customer's personality. Bottom line? You're simply irresistible.

ALLSTEEL: AN ANTIDOTE TO THE ORDINARY



A CASE STUDY IN QUALITY

Great, high-quality design creates better work environments and happier end-users. Whether we're building lateral files (the first product for which we became known) or designing award-winning seating, like our #19® chair, the Allsteel core message remains constant: the highest quality in functionality, durability, and service.

Today's Allsteel is about a broad array of workplace furniture solutions: new, exciting panel and desking systems, storage, seating, and tables that offer a unique counterpoint to the sea of sameness provided by most office furniture. Working closely with architects and designers, we target the contract market, providing project-driven and design-oriented office solutions. Our rapid modeling and prototyping allows for equally rapid product development, a reflection of our agile, lean culture. As innovative as many of our products are, design innovation — for us — is simply what happens along the way to solving customer problems.

Some of our products, like the #19® chair, are iconographically associated with the Allsteel name, and are quite influential in our brand building efforts. Our two newest enterprises are Terrace® 2.6 — a fast-growing systems line providing enormous flexibility and durability — and Get Set™ — an incredibly versatile line of multi-purpose room tables, chairs, and communication products. All of our products respond completely to the needs of end-users because that's where the design process starts.

In all that we do, our main focus is to identify end-user problems and solve them better than anyone else. The majority of our customers are large corporations with multiple locations worldwide. According to the senior vice president responsible for the global design, construction, and project management of an internationally renowned financial services company, "Allsteel offers extremely attractive, cost-effective furniture solutions. Your manufacturing and service are best in class — you turn everything around with impressive swiftness. There's really not much in the market to beat you."

Well-designed, forward-thinking, and glad to be of service. Allsteel is proud to uphold our long heritage of quality.

GUNLOCKE: YOU WOOD LOVE ME



A CASE STUDY IN TRANSFORMATION

For more than a century, Gunlocke has been known almost exclusively for quality wood seating and case goods. Today's Gunlocke is about transformation. Our goal is to leverage our history and experience in fine wood furnishings to achieve new levels of leadership in a competitive market segment. We are building our brand into a leading provider in the contract furniture market through a stronger focus on our most promising customer segments — and through fine-tuning our design and manufacturing to best meet their unique requirements.

The majority of our current efforts are on wood office solutions for the private office segment: customers in the business of delivering professional services. Typically, they're medium to large law, accounting, and investment firms, as well as certain segments of federal and state government. Of course, they're all wood lovers seeking beautiful, tailored wood solutions, which they believe project an image of stability, security, success, and prestige. We agree.

We're designing new product solutions to meet these customers' changing needs. We're applying all that we've learned over the years — on our production lines and through conversations with our customers — to improve our manufacturing processes and achieve our best product quality ever. Our goal is to develop highly functional, task-specific, wood and mixed material solutions that retain status appeal while holding costs in check.

From new products to new showrooms, everything we're doing today reflects our allegiance to our customers' desire for continuous improvement, fresh styling, superior quality, beautiful craftsmanship, and highly customized solutions. Our design-savvy attitude is geared to the eye of the architects and designers who make brand recommendations to our end-users.

A leading interior designer praises our "consistent quality, sensitivity to critical time frames and quick delivery, and capability to change detailing and finishing to achieve a custom look." He also speaks about the "high touch" of Gunlocke products, the kind of warmth, comfort, and naturalness that is associated with fine wood. Citing his work with one accounting firm that has been a client for 20 years: "We could have chosen any brand for their office renovation, but we chose Gunlocke for your blend of value and quality. Clients want both — and you give them what they need."



PERFECT MATCH #3

THE SMALL TO MID-SIZED BUSINESS

AND THE HON COMPANY

The truth is, The HON Company, "practical and professional" is only one part of who you are. When it comes to partnering with small to mid-sized businesses as we are, you are the champion of the hardworking office: sensible, honest, and unpretentious, yet strong, well built, and totally committed to quality. You help us to be more productive by keeping us comfortable and relieving our stress. Your files, desks, panel systems, and other products are as contemporary, intelligent, and adaptable as we are! So call us *both* practical and professional; call us a perfect match.





PERFECT MATCH #4

THE HOMEOWNER

AND HEARTH & HOME TECHNOLOGIES

Hearth & Home Technologies, you warm our hearts by making a powerful impact on our lives; you are the ones who transform our houses into homes. First, you warmed up our living rooms and family rooms with style, elegance, and comfort. Now, you're heating up our porches and our kitchens ... and finding creative and innovative ways to make our bedrooms, bathrooms, dens, guest rooms, and kids' rooms all toasty with your beautiful glow. The home fires are burning brighter and hotter than ever, now that you've come into our lives.

THE HON COMPANY: PRACTICAL AND PROFESSIONAL



A CASE STUDY IN KNOWING OUR CUSTOMERS

The HON Company today is the country's largest provider of office furniture to small and medium-sized businesses. We're widely recognized for having the broadest line of durable, functional, practical, and professional office furniture — from storage files to seating, desks, panel systems, and tables — and we're admired for bringing it all in at a competitive price.

As tough as it is to become a leader, it's even tougher to hold on to the lead. To do it, we're working to know our customers better than ever, and to continually respond to their evolving needs. We've come to understand that our customers want the same reliable and affordable furniture they've always wanted from us, but with a twist: greater choice.

Over the past three years we've raised the bar in terms of design and aesthetics. We create design that is beautiful without being intimidating or pretentious; design that provides complete workplace solutions with a value-added contemporary twist of color, or fabric, or function.

For example, our award-winning Perpetual® Series of seating and desking products is made of wood, steel, and laminate, and offers a range of finishes. Other innovations include combined seating and file storage, combined organizer tray top and file storage, and mobile marker boards. In short, our brand's aesthetic drive is way up, while our price and functionality remain absolutely consistent and true to expectation.

One customer, an office manager of a Chicago-based manufacturer, is exactly the kind of end-user we're looking for. In addition to her other responsibilities, she's in charge of ordering furniture for her 65-person firm — and she knows exactly what she wants. "I don't care how many times you tell me your product is comfortable," she says, "I'm the hands-on type, so I have to touch it, sit on it, and see it myself. I looked for chairs that had great back support, good casters to roll around on, adjustable arms, backs, and seats, and generous width — but didn't cost a fortune. I also wanted them to look good and wear well. I don't want to have to buy replacements any time soon. All in all, HON was the brand that fit the bill."

Making our customers happy, productive, and satisfied is the focus The HON Company is all about. We're committed to staying on track, focusing on customer needs, and building a brand — and products — that will last for generations.

HEARTH & HOME TECHNOLOGIES: HOT! HOT! HOT!



A CASE STUDY IN EXPANDING MARKETS

With four brand names under the Hearth & Home Technologies umbrella, we are collectively the world's largest fireplace manufacturer, the country's premier fireplace brands, the most recognized name in the industry, and the preferred brands among home builders. As the leading provider of hearth and home products and services, we make houses feel more like homes.

In addition to our commanding leadership position in manufacturing the two strongest hearth and home product brand names — Heatilator® and Heat-N-Glo® — we also offer innovative wood fuel technology, fireplaces, and stoves through Quadra-Fire™, while Fireside Hearth & Home distributes, services, and sells fireplace systems.

What are we up to with all our great brands? We are meeting a broad range of customer needs, particularly by selling both to consumers and builders through a network of independent and company-owned, stand-alone, or gallery-style design and installation centers. These Fireside Hearth & Home design centers — visually impressive and aspirational in setting — manifest our proprietary concept of elevating the hearth retail, installation, and distribution experience to a new level of sophistication and service. Since there is no other nationally branded hearth retailer in the industry, we are once again changing the game by being first-to-market innovators.

Our newest store in Eagan, Minnesota, for example, is living proof that we're succeeding in growing core product share by getting closer to consumers. One customer, a St. Paul, Minnesota veterinarian, recently had a typically dynamic retail experience at the Eagan store. He's among a large group of people who own at least one of our hearth products — and who comes back for more. He explains: "When we moved into our house, there were three fireplaces built into the family room, living room, and kitchen. Since we used them every day and liked them so much, we decided to convert our three-season porch into a year-round porch."

"We all went to the Eagan store to purchase our fourth Heat-N-Glo® fireplace. Once we were walking around the store, taking in the lifestyle environments that are set up and dreaming about what our house could look and feel like, we realized we wanted more! We saw an amazing stone surround setting in one of the store displays — and before you knew it, we had bought the whole wall. Not only does our new fireplace now have a beautiful aesthetic and terrific functionality, but so does our porch. Because the surround wall installation was so surprisingly easy and clean, we're even considering our next purchase."

OFFICE FURNITURE AT-A-GLANCE

Allsteel®

Allsteel Inc. provides high quality office furniture solutions with advanced functionality and lifetime durability for the contract market. Products are distributed through a national network of aligned, independent contract dealers as well as a sales force, targeting corporate, government, and institutional markets.

HIGHLIGHTS/AWARDS:

- Major product introductions — Get Set™ and Terrace® 2.6 have been well received by the market, winning industry awards.
- Get Set™ – 2003 Editor's Choice, Top Pick Annual Award by *Buildings Magazine* and the Chicago Athenaeum Good Design Award.
- Terrace® 2.6 – recognized among top products of 2003 by *Architectural Record* magazine.
- The #19® chair, introduced in 2002, continues to receive numerous awards including the California IIDA Acclaim Award and the Best of Category Award by *I.D.* magazine.
- Office Furniture Dealers Alliance (OFDA), 2003 Dealers Choice award for Management.
- General Services Administration's (GSA) 2003 "Evergreen Furniture and Furnishings Award" for environmental stewardship.

WWW.ALLSTEELOFFICE.COM

Gunlocke®

The Gunlocke Company L.L.C. is one of America's oldest and most respected producers of quality wood office furniture. The company handcrafts executive case goods, as well as a wide range of executive seating, lounge furniture, and conference tables. Known for more than a century for crafting elegantly tailored solutions for distinctive business and government clients, Gunlocke focuses primarily on the contract market and furniture specifying communities.

HIGHLIGHTS/AWARDS:

- Aggressive 2003 product launch of nine new seating lines: Amalfi™, Valor™, Porter™, Tiara™, Raffaella™, Napoli™, Sirmione™, Fitzgerald™, and Debonair™.
- Launched Mantra™, a new modular and contemporary case good line. Using mixed materials — from wood to brushed aluminum and glass — the line focuses on the integration of technology into today's executive office environments.
- The Amalfi™ line won the Silver Award at NeoCon.
- Experienced record operational performance.

WWW.GUNLOCKE.COM

HON®

The HON Company is North America's leading manufacturer and marketer of office solutions for small and medium-sized workplaces. Its strong distribution channel of independent dealers, wholesalers, and retailers supports the broadest mid-market product offering in the industry.

HIGHLIGHTS/AWARDS:

- Launched contemporary Perpetual® collection targeting the 18- to 35-year-old segment.
- 2003 Shingo Award for Excellence in Manufacturing.
- Office Furniture Dealers Alliance (OFDA), 2003 Dealers' Choice Manufacturer of the Year, Best Support, Service, and Training, and Best Management.
- General Services Administration's (GSA) 2003 "Evergreen Furniture and Furnishings Award" for environmental stewardship.
- The Chicago Athenaeum: Museum of Architecture and Design Award for the Olson Flex Stacker™ Chair and Perpetual® desking.
- *Buildings Magazine*'s Innovations Award and Editor's Top 100 — Perpetual® desking.
- *Today's Facilities Manager* Readers' Choice Award — Non-task seating, storage, and conference room furnishings.

WWW.HON.COM

OFFICE FURNITURE AT-A-GLANCE

PAOLI FURNITURE™

Paoli Inc. is a leading provider of wood case goods, modular desking, conference products, and seating through its well-known brands Paoli® and Whitehall®. Founded in 1926, it is the newest member of the HON INDUSTRIES family, acquired in January 2004. Outstanding product design at a great value makes Paoli a highly sought after solution in the market for wood private offices. Paoli's production capability and resources allow the company to respond quickly to changing market needs. Paoli's strong, independent representative sales and dealer networks support its broad product offering in the mid-market and contract furniture segments.

HIGHLIGHTS/AWARDS:

- Introduced the Reflect™ product line of modular, traditional case goods in 2003.
- Created CAP™ – a comprehensive family of library products designed to effectively furnish today's diverse learning environments and sports stadium suites.

WWW.PAOLI.COM

maxon

Maxon Furniture Inc. targets small to mid-sized businesses seeking "planned" offices featuring workstations and compatible storage and seating. Maxon's customers appreciate office furniture that efficiently organizes space and creates a positive working environment.

HIGHLIGHTS/AWARDS:

- Gave the Empower® product line a complete makeover; including a new trim design, segmented panels, and redesigned storage cabinets.

WWW.MAXONFURNITURE.COM

Holga®

Holga Inc. provides filing and storage solutions to contract, commercial, and institutional markets. Signature products include high-density shelving and mobile storage systems designed for efficient space utilization. Holga also offers a broad range of traditional metal filing and storage products.

HIGHLIGHTS/AWARDS:

- Introduced 8000 Series Stackable Storage units, which provide a wide array of customizable storage options within a standard platform. The Series complements the new 8000 Series Pedestals, which offer a unique interlocking system and end tab filing capabilities.

WWW.HOLGA.COM

HON INTERNATIONAL INC.

HON International Inc. is responsible for HON INDUSTRIES' sales and business development outside the United States and Canada. Its members in local countries market the HON INDUSTRIES' brands through a global distribution network. With an extensive product selection, HON International is able to provide dealers and customers with the widest collection of "compelling value" office furniture in the world. The international team is dedicated to providing customers with world-class service, from initial inquiry to complete-and-on-time installation. Extensive international experience helps to ensure customers are provided with solutions for even their most challenging international needs and opportunities.

HIGHLIGHTS/AWARDS:

- A lead exhibitor in the first-ever Office Furniture Expo in Mexico City.
- Successfully completed projects for key multinational accounts in Ireland, Barbados, Jamaica, Egypt, and Hong Kong, among others.
- Opened the first HON INDUSTRIES' showroom outside the United States in Monterrey, Mexico.

WWW.HONINTERNATIONAL.COM

HEARTH & HOME TECHNOLOGIES AT-A-GLANCE

heatilator

Since the first air-circulating fireplace was patented in 1927, Heatilator® has become the most recognized and preferred fireplace brand among homebuilders. Heatilator Home Products™ extends the business beyond the hearth to include products that enhance a healthy home environment.

HIGHLIGHTS/AWARDS:

- Redesigned and launched Novus™, the largest Heatilator® product family, continuing a best-in-class tradition in the gas fireplace segment.
- Won the hearth industry's Vesta Award that recognized the Silhouette™ electric fireplace as the best new electric fireplace on the market in 2003.

WWW.HEATILATOR.COM

QUADRA-FIRE™

The leader in high-efficiency, durable, and stylish hearth products, the Quadra-Fire™ brand offers specialty channel partners the widest selection of high-performance fireplaces, stoves, and fireplace inserts in the wood, gas, pellet, and electric fuel categories.

HIGHLIGHTS/AWARDS:

- 2003 product introductions included new wood- and pellet-burning stoves and fireplaces; wood and gas inserts and fireplace fronts; and electric stoves and fireplaces.
- The Quadra-Fire™ 7100 EPA Wood Fireplace won the Vesta Awards' "Best New Hearth Product for 2003" and "Best in Show in 2003."

WWW.QUADRAFIRE.COM

HEAT-N-GLO®

No one builds a better fire

The hearth industry's design and innovation leader, Heat-N-Glo® has been awarded more than 50 patents and is known for its innovative hearth technology. The Heat-N-Glo® brand now includes a complete line of gas, wood, and electric fireplaces, stoves and inserts, unique surrounds, and distinctive accessories — all designed to meet discriminating homeowners' desires for comfort, beauty, and elegance.

HIGHLIGHTS/AWARDS:

New product introductions:

- Cutting Edge™ — the world's only customizable insert surround that allows for a natural stone finish at installation.
- Escape™ fireplace — the world's first and only direct-vent gas fireplace that has a complete masonry appearance inside and out — was a finalist for the Vesta award for "Best New Gas Fireplace."
- Vesta awarded the Dakota™ outdoor fireplace "Best New Outdoor Fireplace Product" in 2003, and also named Rekindler™ a finalist for "Best New Gas Insert."
- The Infinity™ fireplace won "Best New Product" from *Building Products* magazine, for its innovative combination of traditional masonry appearance and advanced venting and installation applications.

WWW.HEATNGLO.COM

FIRESIDE Furnishings™

The Fireside Furnishings business is the preferred manufacturer for mantels and surrounds to complement Heatilator®, Heat-N-Glo®, or Quadra-Fire™ fireplaces. It builds the widest range of mantels, shelves, cabinets, and wall systems, from simple and inexpensive offerings to elegant and elaborate designs featuring custom millwork and imported stone.

HIGHLIGHTS/AWARDS:

- Heritage Collection™ was named a 2003 Vesta Award Finalist for Mantels, Facings, and Surrounds.

WWW.FIRESIDEFURNISHINGS.COM

FIRESIDE HEARTH&HOME™

The leading provider of hearth and home products and services, Fireside Hearth & Home design centers help consumers achieve the feeling they want in their home by supporting the entire buying process — from purchase to installation and after-sale service. Fireside Hearth & Home works through a network of independent and company-owned, stand-alone or gallery design centers, as well as installation centers, catering both to consumers and builders.

WWW.FIRESIDEUSA.COM

SEEKING INVESTORS FOR A PERFECT MATCH

Join us in the dynamic, aggressive, profitable growth of HON INDUSTRIES.

THE BEST IS YET TO COME!

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Consolidated Financial Statements of the Company and related notes.

Overview

The Company has two reportable core operating segments: office furniture and hearth products. The Company is the second largest office furniture manufacturer in the United States and the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces.

From 2000 to 2003, the office furniture industry experienced an unprecedented three-year decline due to the challenging economic environment. In 2003, this decline negatively impacted the Company's office furniture segment. In contrast, the housing market was at record high levels during 2003, which positively impacted the Company's hearth segment. The Company outperformed its peers in both segments in which it competes. The Company gained market share by providing strong brands, innovative products and services, and greater value to its end-users. Fiscal 2003 also included an extra week of activity due to the Company's 52/53-week fiscal year.

Net sales were $1.8 billion in 2003, as compared to $1.7 billion in 2002. The increase in net sales reflects the 9% increase in the hearth segment and the additional week of business activity. In 2003 and 2002, the Company recorded restructuring charges and accelerated depreciation related to the closure and consolidation of office furniture facilities totaling $15.2 million and $3.0 million, respectively. Gross margins increased to 36.4% in 2003 from 35.4% in 2002 due to benefits from restructuring initiatives and its rapid continuous improvement program, new products, and increased price realization. The Company also invested aggressively in brand building and selling initiatives in 2003. Net income was $98.1 million or $1.68 per diluted share in 2003, as compared to $91.4 million or $1.55 per diluted share in 2002.

The Company generated $141.3 million in cash flow from operating activities and increased its cash position, including short-term investments, by $48.6 million to $204.2 million. The Company paid dividends of $30.3 million and repurchased $21.5 million of its common stock, while investing $35.7 million in net capital expenditures and repaying $20.2 million of debt.

Critical Accounting Policies and Estimates

GENERAL

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements.

Fiscal year end – The Company's fiscal year ends on the Saturday nearest December 31. Fiscal year 2003, the year ended January 3, 2004, contained 53 weeks, while fiscal year 2002, the year ended December 28, 2002, and fiscal year 2001, the year ended December 29, 2001, contained 52 weeks. A 53-week year occurs approximately every sixth year.

Revenue recognition – Revenue is normally recognized upon shipment of goods to customers. In certain circumstances revenue is not recognized until the goods are received by the customer or upon installation and customer acceptance based on the terms of the sale agreement. Revenue includes freight charged to customers; related costs are included in selling and administrative expense. Rebates, discounts, and other marketing program expenses directly related to the sale are recorded as a reduction to net sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements subject to interpretation. Customer sales that reach certain award levels can affect the amount of such estimates, and actual results could differ from these estimates. Future market conditions may require increased incentive offerings, possibly resulting in an incremental reduction in net sales at the time the incentive is offered.

Allowance for doubtful accounts receivable – The allowance for receivables is based on several factors including overall customer credit quality, historical write-off experience, and specific account analysis that project the ultimate collectibility of the account. As such, these factors may change over time, causing the reserve level to adjust accordingly.

When it is determined that a customer is unlikely to pay, a charge is recorded to bad debt expense in the income statement and the allowance for doubtful accounts is increased. When it becomes certain the customer cannot pay, the receivable is written off by removing the accounts receivable amount and reducing the allowance for doubtful accounts accordingly.

At January 3, 2004, there was approximately $192 million in outstanding accounts receivable and $11 million recorded in the allowance for doubtful accounts to cover all potential future customer non-payments. However, if economic conditions deteriorate significantly or one of our large customers were to declare bankruptcy, a larger allowance for doubtful accounts might be necessary. The allowance for doubtful accounts was approximately $10 million and $17 million at year end 2002 and 2001, respectively.

Inventory valuation – The Company values 96% of its inventory by the last-in, first-out (LIFO) method. Additionally, the Company evaluates inventory reserves in terms of excess and obsolete exposure. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels, and ultimate product sales value. As such, these factors may change over time, causing the reserve level to adjust accordingly.

Long-lived assets – Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. Asset impairment charges associated with the Company's restructuring activities are discussed in the Restructuring Related Charges note.

The Company's continuous focus on improving the manufacturing process tends to increase the likelihood of assets being replaced; therefore, the Company is constantly evaluating the expected useful lives of its equipment, which can result in accelerated depreciation. Additionally, the Company recorded losses on the disposal of assets in the amount of $1 million and $5 million in 2003 and 2002, respectively, as a result of its rapid continuous improvement initiatives.

Goodwill and other intangibles – In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 142, the Company evaluates its goodwill for impairment on an annual basis based on values at the end of third quarter or whenever indicators of impairment exist. The Company has evaluated its goodwill for impairment and has determined that the fair value of the reporting units exceeded their carrying value, so no impairment of goodwill was recognized. Goodwill of approximately $192 million is shown on the consolidated balance sheet as of the end of fiscal 2003.

Management's assumptions about future cash flows for the reporting units require significant judgment and actual cash flows in the future may differ significantly from those forecasted today. We believe our assumptions used in discounting future cash flows would have no impact on the reported carrying amount of goodwill. The estimated future cash flow for any reporting unit could be reduced by 50% without decreasing the fair value to less than the carrying value.

The Company also determines the fair value of an indefinite lived trademark on an annual basis or whenever indication of impairment exists. The Company has evaluated its trademark for impairment and has determined that the fair market value of the trademark exceeds its carrying value, so no impairment was recognized. The carrying value of the trademark was approximately $8 million at the end of fiscal 2003.

Self-insurance reserves – The Company is partially self-insured for general liability, product liability, workers' compensation, and certain employee health benefits. The general, product, and workers' compensation liabilities are managed using a wholly owned insurance captive; the related liabilities are included in the accompanying financial statements. The Company's policy is to accrue amounts in accordance with the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as claims, medical costs, and changes in actual experience could cause these estimates to change in the near term.

Stock-based compensation – The Company accounts for its stock-option plan using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which results in no charge to earnings when options are issued at fair market value. SFAS No. 123, "Accounting for Stock-Based Compensation" issued subsequent to APB No. 25 and amended by SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" defines a fair value-based method of accounting for employee stock options but allows companies to continue to measure compensation cost for employee stock options using the intrinsic value based method described in APB No. 25.

The Company has no immediate plans at this time to voluntarily change its accounting policy to the fair value based method; however, the Company continues to evaluate this alternative. In accordance with SFAS No. 148, the Company has been disclosing in the Notes to the Consolidated Financial Statements the impact on net income and earnings per share had the fair value based method been adopted. If the fair value method had been adopted, net income for 2003, 2002, and 2001 would have been $3 million, $2.2 million, and $1.4 million lower than reported and earnings per share would have been reduced approximately $0.06, $0.04 and $0.02 per diluted share, respectively.

Recent Accounting Pronouncements

See the Notes to the Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial conditions.

Results of Operations

The following table sets forth the percentage of consolidated net sales represented by certain items reflected in the Company's statements of income for the periods indicated.

Fiscal	**2003**	2002	2001
Net sales	**100.0%**	100.0%	100.0%
Cost of products sold	**63.6**	64.6	65.9
Gross profit	**36.4**	35.4	34.1
Selling and administrative expenses	**27.4**	26.8	25.9
Restructuring related charges	**0.5**	0.2	1.3
Operating income	**8.5**	8.4	6.9
Interest income (net)	**0.1**	(0.1)	(0.4)
Income before income taxes	**8.6**	8.3	6.5
Income taxes	**3.0**	2.9	2.3
Net income	**5.6%**	5.4%	4.2%

NET SALES

Net sales increased 3.7% in 2003 and decreased 5.6% in 2002. The increase in 2003 was due to the extra week in 2003 as a result of the Company's 52/53-week fiscal year and strong performance in the hearth products segment. The decrease in 2002 was due to the decline in the office furniture market due to unstable economic conditions and the deletion of less profitable product lines in the hearth products segment.

GROSS PROFIT

Gross profit as a percent of net sales improved 1.0 percentage point in 2003 as compared to fiscal 2002 and 1.3 percentage points in 2002 as compared to 2001. The improvement in both periods was a result of the continued net benefits of rapid continuous improvement, restructuring initiatives, business simplification, new products, and improved price realization. Included in 2003 gross profit was $6.7 million of accelerated depreciation, which reduced gross profits 0.4 percentage points. The Company expects to mitigate any future increases in material costs through various initiatives, including alternative materials and suppliers and its rapid continuous improvement program.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses, excluding restructuring charges, increased 5.8% in 2003 and decreased 2.2% in 2002. The increase in 2003 was due to additional investment of approximately $14 million in brand building and selling initiatives, and increased freight costs of $7 million due to rate increases, fuel surcharges, and volume. The decrease in 2002 was due to no longer amortizing goodwill and certain other intangible assets of approximately $9 million and lower overall sales volume, offset by increased investment in brand equity building and new product development of approximately $7 million, and increased incentive compensation of which approximately $4 million was for a debenture earn out related to a prior acquisition.

Selling and administrative expenses include freight expense for shipments to customers, product development costs, and amortization expense of intangible assets. The Selling and Administrative Expenses note included in the Notes to Consolidated Financial Statements provides further information regarding the comparative expense levels for these major expense items.

RESTRUCTURING CHARGES

During 2003, the Company closed two office furniture facilities and consolidated production into other U.S. manufacturing locations to increase efficiencies, streamline processes, and reduce overhead costs. The two facilities were located in Hazleton, Pennsylvania, and Milan, Tennessee. In connection with the closures, the Company recorded $15.7 million of pre-tax charges or $0.17 per diluted share. These charges included $6.7 million of accelerated depreciation of machinery and equipment which was recorded in cost of sales, $3.4 million of severance, and $5.6 million of facility exit, production relocation, and other costs which were recorded as restructuring costs. A total of 316 members were terminated and received severance due to these shutdowns. The closures are substantially complete. The Company anticipates additional costs of $0.3 to $0.5 million during the first quarter of 2004 related to these closures.

The Hazleton, Pennsylvania, facility is an owned facility and has been reclassified to current assets as it is currently being held as available for sale. It is included in the "Prepaid expenses and other current assets" in the January 3, 2004, condensed consolidated balance sheet at its carrying value of $2.1 million. The Milan, Tennessee, facility is a leased facility that is no longer being used in the production of goods. The restructuring expense for 2003 included $1.4 million of costs that will continue to be incurred under the lease contract reduced by estimated sublease rentals that could be reasonably obtained.

During 2002, the Company recorded a pretax charge of approximately $5.4 million due to the shutdown of an office furniture facility in Jackson, Tennessee. A total of 125 members were terminated and received severance due to this shutdown. During the second quarter of 2003, a restructuring credit of approximately $0.6 million or $0.01 per diluted share was taken back into income relating to this charge. This was due to the fact that the Company was able to exit a lease with the lessor at more favorable terms than previously estimated.

During the second quarter of 2001, the Company recorded a pretax charge of $24 million or $0.26 per diluted share for a restructuring plan that involved consolidating physical facilities, discontinuing low-volume product lines, and reductions of workforce. Included in the charge was the closedown of three of its office furniture facilities located in Williamsport, Pennsylvania; Tupelo, Mississippi; and Santa Ana, California. Approximately 500 members were terminated and received severance due to the closedown of these facilities. During the second quarter of 2002, a restructuring credit of approximately $2.4 million was taken back into income relating to this charge. This was mainly due to the fact that the Company was able to exit a lease with a lessor at more favorable terms than originally estimated and the Company's ability to minimize the number of members terminated as compared to the original plan.

OPERATING INCOME

Operating income increased 5% in 2003 and 16% in 2002, respectively. The increase in 2003 is due to the additional week, strong sales volume in the hearth segment, and improved gross margins in both segments, offset by increased restructuring charges due to additional plant closures and consolidations, increased investment in brand building and selling initiatives, and increased freight costs. The increase in 2002 was due to a $24 million restructuring charge in 2001 compared to a $3 million restructuring charge in 2002 and goodwill and indefinite-lived intangibles amortization of $9 million incurred in 2001 that is not included in 2002 due to a change in accounting standards.

NET INCOME

Net income increased 7% in 2003 and 23% in 2002, respectively. Net income in 2003 was favorably impacted by increased interest income due to increased investments and decreased interest expense due to reduction in debt. Net income in 2002 was favorably impacted by a decrease in interest expense and a decrease in the effective tax rate to 35% in 2002 from 36% in 2001 mainly due to tax benefits associated with various federal and state tax credits. The Company anticipates that its tax rate will increase to 36% in 2004 due to increased state taxes and a reduced benefit from federal and state tax credits. Net income per diluted share increased by 8% to $1.68 in 2003 and by 23% to $1.55 in 2002, respectively. Due to the appreciation in the Company's stock price, outstanding options had a dilutive impact of $0.01 per share in 2003.

OFFICE FURNITURE

Office furniture comprised 74% of consolidated net sales for 2003 and 76% of consolidated net sales for 2002 and 2001. Net sales for office furniture increased 2% in 2003 and decreased 6% in 2002. The increase in 2003 is due to the increased week from the Company's 52/53-week fiscal year. The office furniture industry has experienced an unprecedented three-year decline in shipments. The Business and Institutional Furniture Manufacturer's Association (BIFMA) reported 2003 shipments down over 5% and 2002 shipments down 19%. The Company's estimated share of the market based on reported office furniture shipments increased to 15.3% in 2003 compared to 14.4% in 2002 and 12.4% in 2001. This increase was achieved by providing strong brands, innovative products and services, and greater value to end-users.

Operating profit as a percent of sales was 10.0% in 2003, 10.2% in 2002, and 8.2% in 2001. Included in 2003 were $15.2 million of net pretax charges related to the closure of two office furniture facilities, which impacted operating margins by 1.1 percentage points. Included in 2002 were $3.0 million of restructuring charges, which impacted operating margins by 0.2 percentage points, and 2001 included $22.5 million of restructuring charges, which impacted operating margins by 1.7 percentage points. The increase in operating margins is due to increased gross profit from the benefits of restructuring initiatives, rapid continuous improvement programs, and increased price realization, offset by additional investments in brand building and selling initiatives and increased freight expense.

HEARTH PRODUCTS

Hearth products sales increased 9% in 2003 and decreased 3% in 2002, respectively. The growth in 2003 was attributable to strong housing starts, growth in market share in both the new construction and retail channels, strengthening alliances with key distributors and dealers, as well as focused new product introductions. The decrease in 2002 was mainly due to pruning out less profitable product lines.

Operating profit as a percent of sales in 2003 was 12.1% compared to 10.8% and 9.2% in 2002 and 2001, respectively. The improved profitability in 2003 was the result of leveraging fixed costs over a higher sales volume and increased sales through company-owned distribution offset by increased freight costs and higher labor costs from increased use of overtime and temporary labor to meet record levels of demand. The increase in 2002 was mainly due to discontinuance of goodwill and indefinite-lived intangible amortization of approximately $7 million due to the adoption of SFAS 142.

Liquidity and Capital Resources

During 2003, cash flow from operations was $141.3 million, which along with funds from stock option exercises under employee stock plans, provided the funds necessary to meet working capital needs, invest in capital improvements, repay long-term debt, repurchase common stock, and pay increased dividends.

Cash, cash equivalents, and short-term investments totaled $204.2 million at the end of 2003 compared to $155.5 million at the end of 2002 and $78.8 million at the end of 2001. The Company used approximately $80 million of cash to acquire Paoli Inc. on January 5, 2004. These remaining funds, coupled with cash from future operations and additional long-term debt, if needed, are expected to be adequate to finance operations, planned improvements, and internal growth. The Company is not aware of any known trends or demands, commitments, events, or uncertainties that are reasonably likely to result in its liquidity increasing or decreasing in any material way.

The Company places special emphasis on the management and reduction of its working capital with a particular focus on trade receivables and inventory levels. The success achieved in managing receivables is in large part a result of doing business with quality customers and maintaining close communication with them. Trade receivables at year-end 2003 were virtually unchanged from the prior year. Trade receivable days outstanding have averaged approximately 37 to 38 days over the past three years. The Company's inventory turns were 23, 23, and 18 for 2003, 2002, and 2001, respectively. Increased imports of raw materials and finished goods may negatively affect inventory turns in the future but the Company is constantly looking for ways to add efficiency to its supply chain. The decrease in accounts payable and accrued expenses is due to timing of vendor and marketing program payments and the payment of additional purchase consideration and debenture earn out related to a prior acquisition. The Company also funded the retiree medical portion of its postretirement benefit obligation in 2003.

INVESTMENTS

The Company has investments in investment grade equity and debt securities. Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Equity securities are classified as available-for-sale and are stated at current market value with unrealized gains and losses included as a separate component of equity, net of any related tax effect. Debt securities are classified as held-to-maturity and are stated at amortized cost. A table of holdings as of year-end 2003 and 2002 is included in the Cash, Cash Equivalents, and Investments note included in the Notes to Consolidated Financial Statements.

CAPITAL EXPENDITURE INVESTMENTS

Capital expenditures were $34.8 million in 2003, $25.9 million in 2002, and $36.9 million in 2001. Expenditures during 2003, 2002, and 2001 have been consistently focused on machinery and equipment needed to support new products, process improvements, and cost savings initiatives. Expenditures in 2003 also included the purchase from a related party of a previously leased hearth products plant for $3.6 million.

ACQUISITIONS

During 2001, the Company completed the acquisition of three small hearth products distributors for a total purchase price of approximately $7.6 million. The acquisitions were accounted for using the purchase method, and the results of the three distributors have been included in the Company's financial statements since the date of acquisition. On January 5, 2004, the Company completed the acquisition of Paoli Inc., a provider of wood case goods and seating, for approximately $80 million. The acquisition will be accounted for using the purchase method.

LONG-TERM DEBT

Long-term debt, including capital lease obligations, was 1% of total capitalization at January 3, 2004, 2% at December 28, 2002, and 12% at December 29, 2001. The reductions in long-term debt during 2003 and 2002 were due to the retirement of Industrial Revenue Bonds. The Company does not expect future capital resources to be a constraint on planned growth. Additional borrowing capacity of $136 million, less amounts used for designated letters of credit, is available through a revolving bank credit agreement in the event cash generated from operations should be inadequate to meet future needs. Certain of the Company's credit agreements include covenants that limit the assumption of additional debt and lease obligations. The Company has been, and currently is, in compliance with the covenants related to the debt agreements.

CONTRACTUAL OBLIGATIONS

The following table discloses the Company's obligations and commitments to make future payments under contracts:

PAYMENTS DUE BY PERIOD

(In thousands)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt	$ 28,933	26,243	212	95	2,383
Capital lease obligations	2,338	523	799	426	590
Operating leases	50,750	13,012	19,166	9,510	9,062
Transportation service contract	9,650	4,794	4,856	–	–
Other long-term obligations	11,893	4,289	1,430	914	5,260
Total	$ 103,564	48,861	26,463	10,945	17,295

Other long-term obligations includes $2,959,000 earn-out on convertible debentures included in current liabilities, $69,000 of financial guarantees with customers, and $8,865,000 of payments included in long-term liabilities, due to members who are participants in the Company's salary deferral program.

CASH DIVIDENDS

Cash dividends were $0.52 per common share for 2003, $0.50 for 2002, and $0.48 for 2001. Further, the Board of Directors announced a 7.7% increase in the quarterly dividend from $0.13 to $0.14 per common share effective with the March 1, 2004, dividend payment for shareholders of record at the close of business February 20, 2004. The previous quarterly dividend increase was from $0.125 to $0.13, effective with the February 28, 2003, dividend payment for shareholders of record at the close of business on February 21, 2003. A cash dividend has been paid every quarter since April 15, 1955, and quarterly dividends are expected to continue. The average dividend payout percentage for the most recent three-year period has been 32% of prior year earnings.

COMMON SHARE REPURCHASES

During 2003, the Company repurchased 762,300 shares of its common stock at a cost of approximately $21.5 million, or an average price of $28.22 per share. During 2002, the Company repurchased 614,580 shares of its common stock at a cost of approximately $15.7 million, or an average price of $25.60 per share. During 2001, the Company repurchased 1,472,937 shares at a cost of approximately $35.1 million, or an average price of $23.80 per share.

LITIGATION AND UNCERTAINTIES

The Company has contingent liabilities that have arisen in the course of its business, including pending litigation, preferential payments claims in customer bankruptcies, environmental remediation, taxes, and other claims. The Company currently has a claim for approximately $7.6 million pending against it arising out of the bankruptcy of a customer filed in 2001. The Company was named a critical vendor by the bankruptcy court and, accordingly, was paid in full for all outstanding receivables. The claim alleges that the Company received preferential payments from the customer during the ninety days before the customer filed for bankruptcy protection. The claim was brought in February 2003. The Company has recorded an accrual with respect to this contingency, in an amount substantially less than the full amount of the claim, which represents the best estimate within the range of likely exposure and intends to vigorously defend against the claim. Given the nature of this claim, it is possible that the ultimate outcome could differ from the recorded amount. It is our opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters, are not expected to have a material adverse effect on our financial condition, although such matters could have a material effect on our quarterly or annual operating results and cash flows when resolved in a future period.

Looking Ahead

The Company is encouraged by indications that the economy is recovering and is cautiously optimistic that the office furniture industry will begin to rebound in the second half of 2004. Global Insight, BIFMA's forecasting consultant, increased its estimate for the industry shipment growth from 2.4% to 5.6% in 2004, with first quarter flat and improving as the year progresses.

The hearth segment is impacted by the housing market, which may experience a slight decline from record high levels, but is expected to remain at healthy levels. Management believes its strong brand recognition and new innovative product introductions in addition to strengthening distribution will allow it to grow its hearth segment.

On January 5, 2004, the Company completed the acquisition of Paoli Inc., a leading provider of wood case goods and seating. The Company intends to continue to build on Paoli's strong position in the market and excellent selling capabilities while leveraging its lean enterprise practices to achieve greater cost efficiencies and improved customer performance.

The Company's strategy is to grow its business through aggressive investment in building its brands, enhancing its strong member-owner culture, and remaining focused on its rapid continuous improvement program to continue to build best total cost. The Company plans to reinvest a large portion of its cost savings from plant consolidations and its rapid continuous improvement program to continue to build brands, product solutions, and selling models.

Because of the following factors, as well as other variables affecting the Company's operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods:

- competition within the office furniture and fireplace industries, including competition from imported products and competitive pricing;
- increases in the cost of raw materials, including steel, which is the Company's largest raw material category;
- increases in the cost of health care benefits provided by the Company;
- reduced demand for the Company's storage products caused by changes in office technology, including the change from paper record storage to electronic record storage;
- the effects of economic conditions on demand for office furniture, customer insolvencies and related bad debts, and claims against the Company that it received preferential payments;
- changes in demand and order patterns from the Company's customers, particularly its top ten customers, which represented approximately 36% of net sales in 2003;
- issues associated with acquisitions and integration of acquisitions;
- the ability of the Company to realize cost savings and productivity improvements from its cost containment and business simplification initiatives;
- the ability of the Company to realize financial benefits from investments in new products;
- the ability of the Company's distributors and dealers to successfully market and sell the Company's products; and
- the availability and cost of capital to finance planned growth.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except for per share data) For the Years	**2003**	2002	2001
Net sales	**$ 1,755,728**	$ 1,692,622	$ 1,792,438
Cost of products sold	**1,116,513**	1,092,743	1,181,140
Gross Profit	**639,215**	599,879	611,298
Selling and administrative expenses	**480,744**	454,189	464,206
Restructuring related charges	**8,510**	3,000	24,000
Operating Income	**149,961**	142,690	123,092
Interest income	**3,940**	2,578	1,717
Interest expense	**2,970**	4,714	8,548
Income Before Income Taxes	**150,931**	140,554	116,261
Income taxes	**52,826**	49,194	41,854
Net Income	**$ 98,105**	$ 91,360	$ 74,407
Net Income Per Common Share – Basic	**$ 1.69**	$ 1.55	$ 1.26
Weighted Average Shares Outstanding – Basic	**58,178,739**	58,789,851	59,087,963
Net Income Per Common Share – Diluted	**$ 1.68**	$ 1.55	$ 1.26
Weighted Average Shares Outstanding – Diluted	**58,545,353**	59,021,071	59,210,049

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of dollars and shares except par value) As of Year-End	**2003**	2002	2001
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	**$ 138,982**	$ 139,165	$ 78,838
Short-term investments	**65,208**	16,378	–
Receivables	**181,459**	181,096	161,390
Inventories	**49,830**	46,823	50,140
Deferred income taxes	**14,329**	10,101	14,940
Prepaid expenses and other current assets	**12,314**	11,491	14,349
Total Current Assets	**462,122**	405,054	319,657
Property, Plant, and Equipment	**312,368**	353,270	404,971
Goodwill	**192,086**	192,395	214,337
Other Assets	**55,250**	69,833	22,926
Total Assets	**$ 1,021,826**	$ 1,020,552	$ 961,891
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable and accrued expenses	**$ 211,236**	$ 252,145	$ 216,184
Income taxes	**5,958**	3,740	6,112
Note payable and current maturities of long-term debt	**26,658**	41,298	6,715
Current maturities of other long-term obligations	**1,964**	1,497	1,432
Total Current Liabilities	**245,816**	298,680	230,443
Long-Term Debt	**2,690**	8,553	79,570
Capital Lease Obligations	**1,436**	1,284	1,260
Other Long-Term Liabilities	**24,262**	28,028	18,306
Deferred Income Taxes	**37,733**	37,114	39,632
Commitments and Contingencies			
SHAREHOLDERS' EQUITY			
Preferred stock – $1 par value			
Authorized: 2,000			
Issued: None			
Common stock – $1 par value	**58,239**	58,374	58,673
Authorized: 200,000			
Issued and outstanding 2003 – 58,239; 2002 – 58,374; 2001 – 58,673			
Additional paid-in capital	**10,324**	549	891
Retained earnings	**641,732**	587,731	532,555
Accumulated other comprehensive income	**(406)**	239	561
Total Shareholders' Equity	**709,889**	646,893	592,680
Total Liabilities and Shareholders' Equity	**$ 1,021,826**	$ 1,020,552	$ 961,891

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, December 30, 2000	$ 59,797	$ 17,339	$ 495,796	$ 410	$ 573,342
Comprehensive Income:					
Net income			74,407		74,407
Other comprehensive income				151	151
Comprehensive income					74,558
Cash dividends			(28,373)		(28,373)
Common shares — treasury:					
Shares purchased	(1,473)	(24,311)	(9,275)		(35,059)
Shares issued under Members' Stock Purchase Plan and stock awards	349	7,863			8,212
Balance, December 29, 2001	58,673	891	532,555	561	592,680
Comprehensive income:					
Net income			91,360		91,360
Other comprehensive income (loss)				(322)	(322)
Comprehensive income					91,038
Cash dividends			(29,386)		(29,386)
Common shares — treasury:					
Shares purchased	(614)	(8,324)	(6,798)		(15,736)
Shares issued under Members' Stock Purchase Plan and stock awards	315	7,982			8,297
Balance, December 28, 2002	**58,374**	**549**	**587,731**	**239**	**646,893**
Comprehensive income:					
Net income			**98,105**		**98,105**
Other comprehensive income (loss)				**(645)**	**(645)**
Comprehensive income					**97,460**
Cash dividends			**(30,299)**		**(30,299)**
Common shares — treasury:					
Shares purchased	**(762)**	**(6,945)**	**(13,805)**		**(21,512)**
Shares issued under Members' Stock Purchase Plan and stock awards	**627**	**16,720**			**17,347**
Balance, January 3, 2004	**$ 58, 239**	**$ 10,324**	**$ 641,732**	**$ (406)**	**$ 709,889**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands) For the Years	2003	2002	2001
NET CASH FLOWS FROM (TO) OPERATING ACTIVITIES:			
Net income	**$ 98,105**	$ 91,360	$ 74,407
Noncash items included in net income:			
Depreciation and amortization	**72,772**	68,755	81,385
Other postretirement and postemployment benefits	**2,166**	2,246	1,757
Deferred income taxes	**(3,314)**	2,321	6,962
Loss on sales, retirements and impairments of property, plant and equipment	**5,415**	8,976	16,200
Stock issued to retirement plan	**4,678**	5,750	—
Other — net	**391**	2,613	109
Changes in working capital, excluding acquisition and disposition:			
Receivables	**1,006**	(19,414)	47,897
Inventories	**(3,004)**	2,348	35,048
Prepaid expenses and other current assets	**1,508**	2,431	(1,661)
Accounts payable and accrued expenses	**(35,288)**	37,857	(26,149)
Income taxes	**2,218**	(2,370)	(5,957)
Increase (decrease) in other liabilities	**(5,379)**	(482)	(2,198)
Net cash flows from (to) operating activities	**141,274**	202,391	227,800
NET CASH FLOWS FROM (TO) INVESTING ACTIVITIES:			
Capital expenditures	**(34,842)**	(25,885)	(36,851)
Proceeds from sale of property, plant and equipment	**1,808**	—	—
Capitalized software	**(2,666)**	(65)	(1,757)
Additional purchase consideration	**(5,710)**	—	(8,748)
Short-term investments — net	**(49,326)**	(16,377)	—
Purchase of long-term investments	**(5,742)**	(22,493)	—
Sales or maturities of long-term investments	**15,000**	—	—
Other — net	—	924	343
Net cash flows from (to) investing activities	**(81,478)**	(63,896)	(47,013)
NET CASH FLOWS FROM (TO) FINANCING ACTIVITIES:			
Purchase of HON INDUSTRIES common stock	**(21,512)**	(15,736)	(35,059)
Proceeds from long-term debt	**761**	825	36,218
Payments of note and long-term debt	**(20,992)**	(35,967)	(87,365)
Proceeds from sale of HON INDUSTRIES common stock	**12,063**	2,096	9,449
Dividends paid	**(30,299)**	(29,386)	(28,373)
Net cash flows from (to) financing activities	**(59,979)**	(78,168)	(105,130)
Net increase (decrease) in cash and cash equivalents	**(183)**	60,327	75,657
Cash and cash equivalents at beginning of year	**139,165**	78,838	3,181
Cash and cash equivalents at end of year	**138,982**	139,165	78,838
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	**$ 3,408**	$ 5,062	$ 8,646
Income taxes	**$ 53,855**	$ 48,598	$ 40,916

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nature of Operations

HON INDUSTRIES Inc., with its subsidiaries (the "Company"), is a provider of office furniture and hearth products. Both industries are reportable segments; however, the Company's office furniture business is its principal line of business. Refer to the Operating Segment Information note for further information. Office furniture products are sold through a national system of dealers, wholesalers, mass merchandisers, warehouse clubs, retail superstores, end-user customers, and to federal and state governments. Dealer, wholesaler, and retail superstores are the major channels based on sales. Hearth products include electric, wood-, pellet-, and gas-burning factory-built fireplaces, fireplace inserts, stoves, and gas logs. These products are sold through a national system of dealers, wholesalers, large regional contractors, and Company-owned retail outlets. The Company's products are marketed predominantly in the United States and Canada. The Company exports select products to a limited number of markets outside North America, principally Latin America and the Caribbean, through its export subsidiary; however, based on sales, these activities are not significant.

Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR-END

The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The Company follows a 52/53-week fiscal year which ends on the Saturday nearest December 31. Fiscal year 2003 ended on January 3, 2004; 2002 ended on December 28, 2002; and 2001 ended on December 29, 2001. The financial statements for fiscal year 2003 are based on a 53-week period; fiscal years 2002 and 2001 are on a 52-week basis.

CASH, CASH EQUIVALENTS, AND INVESTMENTS

Cash and cash equivalents generally consist of cash, money market accounts, and debt securities. These securities have original maturity dates not exceeding three months from date of purchase. The Company has short-term investments with maturities of less than one year and also has investments with maturities greater than one year that are included in Other Assets on the consolidated balance sheet. Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Equity securities are classified as available-for-sale and are stated at current market value with unrealized gains and losses included as a separate component of equity, net of any related tax effect. Debt securities are classified as held-to-maturity and are stated at amortized cost. The specific identification method is used to determine realized gains and losses on the trade date. Short-term investments include municipal bonds, money market preferred stock, and U.S. treasury notes. Long-term investments include U.S. government securities, municipal bonds, certificates of deposit, and asset- and mortgage-backed securities.

At January 3, 2004, and December 28, 2002, cash, cash equivalents and investments consisted of the following (cost approximates market value):

(In thousands)	Cash and cash equivalents	Short-term investments	Long-term investments
YEAR-END 2003			
Held-to-maturity securities			
Municipal bonds	**$ 31,000**	**$ –**	**$ 2,396**
U.S. government securities	–	–	–
Certificates of deposit	–	–	**400**
Available-for-sale securities			
U.S. treasury notes	–	**4,259**	–
Money market preferred stock	–	–	–
Asset- and mortgage-backed securities	–	**60,949**	**12,835**
Cash and money market accounts	**107,982**	–	–
Total	**$138,982**	**$ 65,208**	**$ 15,631**
YEAR-END 2002			
Held-to-maturity securities			
Municipal bonds	$ 82,300	$ 1,900	$ 5,396
U.S. government securities	–	–	11,995
Certificates of deposit	–	–	400
Available-for-sale securities			
U.S. treasury notes	–	3,478	–
Money market preferred stock	–	11,000	–
Asset- and mortgage-backed securities	–	–	7,098
Cash and money market accounts	56,865	–	–
Total	$ 139,165	$ 16,378	$ 24,889

The 2001 cash and cash equivalents generally consisted of cash and commercial paper.

RECEIVABLES

Accounts receivable are presented net of an allowance for doubtful accounts of $10,859,000, $9,570,000, and $16,576,000 for 2003, 2002, and 2001, respectively. The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analyses that project the ultimate collectibility of the account. As such, these factors may change over time, causing the reserve level to adjust accordingly.

INVENTORIES

The Company values 96% of its inventory by the last-in, first-out (LIFO) method. Additionally, the Company evaluates its inventory reserves in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels, and ultimate product sales value. As such, these factors may change over time, causing the reserve level to adjust accordingly.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are carried at cost. Depreciation has been computed using the straight-line method over estimated useful lives: land improvements, 10–20 years; buildings, 10–40 years; and machinery and equipment, 3–12 years.

LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. Asset impairment charges connected with the Company's restructuring activities are discussed in the Restructuring Related Charges note. These assets included real estate, manufacturing equipment, and certain other fixed assets. The Company's continuous focus on improving the manufacturing process tends to increase the likelihood of assets being replaced; therefore, the Company is constantly evaluating the expected lives of its equipment and accelerating depreciation where appropriate. The Company recorded losses on the disposal of assets in the amount of approximately $1 million and $5 million during 2003 and 2002, respectively, as a result of its rapid continuous improvement initiatives.

GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, the Company evaluates its goodwill for impairment on an annual basis based on values at the end of third quarter, or whenever indicators of impairment exist. The Company has evaluated its goodwill for impairment and has determined that the fair value of reporting units exceeds their carrying value, so no impairment of goodwill was recognized. Management's assumptions about future cash flows for the reporting units requires significant judgment, and actual cash flows in the future may differ significantly from those forecasted today.

The Company also determines the fair value of an indefinite lived trademark on an annual basis, or whenever indications of impairment exist. The Company has evaluated its trademark for impairment and has determined that the fair market value of the trademark exceeds its carrying value, so no impairment was recognized.

PRODUCT WARRANTIES

The Company issues certain warranty policies on its furniture and hearth products that provide for repair or replacement of any covered product or component that fails during normal use because of a defect in design, materials, or workmanship. A warranty reserve is determined by recording a specific reserve for known warranty issues and an additional reserve for unknown claims that are expected to be incurred based on historical claims experience. Actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. Activity associated with warranty obligations was as follows:

(In thousands)	**2003**	2002
Balance at the beginning of the period	**$ 8,405**	$ 5,632
Accruals for warranties issued during the period	**7,907**	6,542
Accrual related to pre-existing warranties	**629**	2,686
Settlements made during the period	**(8,015)**	(6,455)
Balance at the end of the period	**$ 8,926**	$ 8,405

REVENUE RECOGNITION

Revenue is normally recognized upon shipment of goods to customers. In certain circumstances revenue is not recognized until the goods are received by the customer or upon installation and customer acceptance based on the terms of the sales agreement. Revenue includes freight charged to customers; related costs are in selling and administrative expense. Rebates, discounts, and other marketing program expenses that are directly related to the sale are recorded as a deduction to net sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements that are subject to interpretation. Customer sales that reach certain award levels can affect the amount of such estimates and actual results could differ from these estimates.

PRODUCT DEVELOPMENT COSTS

Product development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. These costs include salaries, contractor fees, building costs, utilities, and administrative fees. The amounts charged against income were $25,791,000 in 2003, $25,849,000 in 2002, and $21,415,000 in 2001.

STOCK-BASED COMPENSATION

The Company accounts for its stock option plan using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby stock-based employee compensation is reflected in net income as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS No. 123, "Accounting for Stock-Based Compensation" issued subsequent to APB No. 25 and amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" defines a fair value-based method of accounting for employees' stock options but allows companies to continue to measure compensation cost for employee stock options using the intrinsic value-based method described in APB No. 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure," to stock-based employee compensation.

(In thousands)	**2003**	2002	2001
Net income, as reported	**$ 98.1**	$ 91.4	$ 74.4
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	**(3.0)**	(2.2)	(1.4)
Pro forma net income	**$ 95.1**	$ 89.2	$ 73.0
Earnings per share:			
Basic – as reported	**$ 1.69**	$ 1.55	$ 1.26
Basic – pro forma	**$ 1.64**	$ 1.52	$ 1.24
Diluted – as reported	**$ 1.68**	$ 1.55	$ 1.26
Diluted – pro forma	**$ 1.62**	$ 1.51	$ 1.24

Increase in expense in 2003 is due to accelerated vesting upon the retirement of plan participants.

INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This Statement uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted-average number of common shares outstanding during the year. Shares potentially issuable under options and deferred restricted stock have been considered outstanding for purposes of the diluted earnings per share calculation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to allowance for doubtful accounts, inventory reserves, marketing program accruals, warranty accruals, accruals for self-insured medical claims, workers' compensation, legal contingencies, general liability and auto insurance claims, and useful lives for depreciation and amortization. Actual results could differ from those estimates.

SELF-INSURANCE

The Company is partially self-insured for general and product liability, workers' compensation, and certain employee health benefits. The general, product, and workers' compensation liabilities are managed using a wholly owned insurance captive; the related liabilities are included in the accompanying consolidated financial statements. The Company's policy is to accrue amounts in accordance with the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs, and changes in actual experience could cause these estimates to change in the near term.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board issued Interpretation 46R (FIN 46R), a revision to Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities." Fin 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements.

FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provision of FIN 46 until the effective date of FIN 46R. The Company adopted FIN 46 on January 3, 2004, and it did not have an impact on the Company's financial statements.

The Financial Accounting Standards Board finalized SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

During 2002, the Financial Accounting Standards Board finalized SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" for exit and disposal activities that are initiated after December 31, 2002. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company applied this statement to its 2003 restructuring activities which resulted in a charge of $8.5 million during 2003.

The Financial Accounting Standards Board also issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Other." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies" relating to the guarantor's accounting for and disclosure of the issuance of certain types of guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption did not have a material impact on the Company's financial statements.

In December 2003, the Financial Accounting Standards Board issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." In 2003, the Company adopted the revised disclosure requirements of this pronouncement.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Restructuring Related Charges

As a result of the Company's business simplification and cost reduction strategies, the Company closed two office furniture facilities located in Milan, Tennessee, and Hazleton, Pennsylvania, and consolidated production into other U.S. manufacturing locations. Charges for the closures totaled $15.7 million, which consists of $6.7 million of accelerated depreciation of machinery and equipment which was recorded in cost of sales, $3.4 million of severance, and $5.6 million of facility exit, production relocation, and other costs which were recorded as restructuring costs. A total of 316 members were terminated and received severance due to these shutdowns. The closures and consolidation are substantially complete.

The Hazleton, Pennsylvania, facility is an owned facility and has been reclassified to current assets as it is currently being held as available for sale. It is included in the "Prepaid expenses and other current assets" in the January 3, 2004, condensed consolidated balance sheet at its carrying value of $2.1 million. The Milan, Tennessee, facility is a leased facility that is no longer being used in the production of goods. The restructuring expense for 2003 included $1.4 million of costs that will continue to be incurred under the lease contract reduced by estimated sublease rentals that could be reasonably obtained.

During 2002, the Company recorded a pretax charge of approximately $5.4 million due to the shutdown of an office furniture facility in Jackson, Tennessee. A total of 125 members were terminated and received severance due to this shutdown. During the second quarter of 2003, a restructuring credit of approximately $0.6 million was taken back into income relating to this charge. This was due to the fact that the Company was able to exit a lease with the lessor at more favorable terms than previously estimated.

During the second quarter of 2001, the Company recorded a pretax charge of $24.0 million or $0.26 per diluted share for a restructuring plan that involved consolidating physical facilities, discontinuing low-volume product lines, and reductions of workforce. Included in the charge was the closedown of three of its office furniture facilities located in Williamsport, Pennsylvania; Tupelo, Mississippi; and Santa Ana, California. Approximately 500 members were terminated and received severance due to the closedown of these facilities. During the second quarter of 2002, a restructuring credit of approximately $2.4 million was taken back into income relating to this charge. This was mainly due to the fact that the Company was able to exit a lease with a lessor at more favorable terms than originally estimated and the Company's ability to minimize the number of members terminated as compared to the original plan.

The following table details the change in restructuring reserve for the last three years:

(In thousands)	Severance Costs	Facility Termination & Other Costs	Asset Impairment Write-downs	Total
Restructuring reserve at December 31, 2000	$ –	$ –	$ –	$ –
Restructuring charge	3,090	4,710	16,200	24,000
Cash payments	(2,322)	(2,761)	–	(5,083)
Charge against assets	–	–	(16,200)	(16,200)
Restructuring reserve at December 29, 2001	$ 768	$ 1,949	$ –	$ 2,717
Restructuring charge	737	3,328	1,300	5,365
Restructuring credit	(852)	(1,513)	–	(2,365)
Cash payments	(653)	(1,577)	–	(2,230)
Charge against assets	–	–	(1,300)	(1,300)
Restructuring reserve at December 28, 2002	**$ –**	**$ 2,187**	**$ –**	**$ 2,187**
Restructuring charges	**3,438**	**5,622**	**–**	**9,060**
Restructuring credit	**–**	**(550)**	**–**	**(550)**
Cash payments	**(3,104)**	**(6,159)**	**–**	**(9,263)**
Restructuring reserve at January 3, 2004	**$ 334**	**$ 1,100**	**$ –**	**$ 1,434**

Business Combinations

During 2001, the Company completed the acquisition of three small hearth product distributors for a total purchase price of approximately $7.6 million. The acquisitions were accounted for using the purchase method, and the results of the three distributors have been included in the Company's financial statements since the date of acquisition.

Inventories

(In thousands)	**2003**	2002	2001
Finished products	**$ 31,407**	$ 30,747	$ 33,280
Materials and work in process	**28,287**	26,266	26,469
LIFO reserve	**(9,864)**	(10,190)	(9,609)
	$ 49,830	$ 46,823	$ 50,140

Property, Plant, and Equipment

(In thousands)	**2003**	2002	2001
Land and land improvements	**$ 23,065**	$ 21,566	$ 21,678
Buildings	**211,005**	208,124	212,352
Machinery and equipment	**495,901**	494,354	494,458
Construction and equipment installation in progress	**9,865**	10,227	14,247
	739,836	734,271	742,735
Less: allowances for depreciation	**427,468**	381,001	337,764
	$ 312,368	$ 353,270	$ 404,971

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" on December 30, 2001, the beginning of its 2002 fiscal year. Pursuant to this standard, the Company evaluates its goodwill for impairment on an annual basis based on values at the end of third quarter, or whenever indicators of impairment exist. The Company has evaluated its goodwill for impairment and has determined that the fair value of its reporting units exceeds the carrying values and therefore, no impairment of goodwill was recorded. Also pursuant to the standard, the Company has ceased recording of goodwill and indefinite-lived intangibles amortization in 2002.

The Company also owns a trademark having a net value of $8.1 million as of January 3, 2004, December 28, 2002, and December 29, 2001. The fair value of the trademark exceeds the carrying value of the trademark and thus, no impairment was recorded. The trademark is deemed to have an indefinite useful life because it is expected to generate cash flows indefinitely. The Company ceased amortizing the trademark in 2002.

The table below summarizes amortizable definite-lived intangible assets, which are reflected in Other Assets in the Company's consolidated balance sheets:

(In thousands)	**2003**	2002
Patents	**$ 16,450**	$ 16,450
Customer lists and other	**26,076**	26,076
Less: accumulated amortization	**16,671**	13,980
Net intangible assets	**$ 25,855**	$ 28,546

Amortization expense for definite-lived intangibles for 2003, 2002, and 2001 was $2,690,100, $2,690,100, and $2,200,200, respectively. Amortization expense is estimated to be approximately $2.7 million per year through 2005, $2.4 million in 2006, $1.2 million in 2007, and $1.0 million in 2008.

The goodwill at December 29, 2001, included other intangible assets that are required to be accounted for as assets apart from goodwill under SFAS No. 142. The following table summarizes the reclassification:

(In thousands)	Net Book Value December 29, 2001	SFAS 142 Reclassification	Net Book Value as modified for SFAS 142 December 29, 2001
Goodwill	$ 214,337	$ (27,643)	$ 186,694
Customer lists and other (included in Other Assets)	3,049	19,564	22,613
Trademarks (included in Other Assets)	–	8,079	8,079
Patents (included in Other Assets)	8,574	–	8,574
Total	$ 225,960	$ –	$ 225,960

The changes in the carrying amount of goodwill since December 29, 2001, are as follows by reporting segment:

(In thousands)	Office Furniture	Hearth Products	Total
Balance as of December 29, 2001 (after SFAS 142 reclassification)	$ 43,611	$ 143,083	$ 186,694
Goodwill increase during period	–	5,710	5,710
Net goodwill disposed of during period	–	(9)	(9)
Balance as of December 28, 2002	$ 43,611	$ 148,784	$ 192,395
Adjustment for a prior acquisition	–	(309)	(309)
Balance as of January 3, 2004	**$ 43,611**	**$ 148,475**	**$ 192,086**

The goodwill increase in 2002 relates to additional purchase consideration associated with debentures issued in connection with a prior acquisition. The decrease in goodwill in 2003 is due to an adjustment relating to a prior acquisition.

The following schedule reports the adjusted net income for the goodwill and indefinite-lived trademark amortization effect:

(In thousands except for per share data)	**2003**	2002	2001
Reported net income	**$ 98,105**	$ 91,360	$ 74,407
Add back: Goodwill amortization, net of tax	–	–	5,611
Add back: Trademark amortization, net of tax	–	–	149
Adjusted net income	**$ 98,105**	$ 91,360	$ 80,167
Diluted earnings per share:			
Reported net income	**$ 1.68**	$ 1.55	$ 1.26
Goodwill & trademark amortization, net of tax	–	–	.10
Adjusted net income	**$ 1.68**	$ 1.55	$ 1.36

Accounts Payable and Accrued Expenses

(In thousands)	**2003**	2002	2001
Trade accounts payable	**$ 44,295**	$ 66,204	$ 53,660
Compensation	**22,803**	20,686	13,663
Profit sharing and retirement expense	**30,365**	26,788	26,020
Vacation pay	**13,745**	14,095	13,881
Marketing expenses	**44,795**	59,224	54,861
Casualty self-insurance expense	**9,385**	10,973	17,189
Other accrued expenses	**45,848**	54,175	36,910
	$ 211,236	$ 252,145	$ 216,184

Long-Term Debt

(In thousands)	**2003**	2002	2001
Industrial development revenue bonds, various issues, payable through 2018 with interest at 1.49-5.40% per annum	**$ 2,300**	$ 7,938	$ 23,995
Convertible debentures payable to individuals, with interest at 5.5% per annum	**26,130**	40,443	58,074
Other notes and amounts	**503**	736	3,285
Total debt	**28,933**	49,117	85,354
Less: current portion	**26,243**	40,564	5,784
Long-term debt	**$ 2,690**	$ 8,553	$ 79,570

Aggregate maturities of long-term debt are as follows:

(In thousands)	
2004	$ 26,243
2005	117
2006	95
2007	52
2008	43
Thereafter	2,383

The convertible debentures are payable to the former owners of businesses that were acquired by the Company. Following the acquisition some of these individuals continued as members of the Company. The convertible debentures are convertible into cash. The debentures contain certain conversion features that are recorded as earned. During 2003 the Company recorded approximately $3 million of appreciation on these debentures.

Certain of the above borrowing arrangements include covenants which limit the assumption of additional debt and lease obligations. The Company has been and currently is in compliance with the covenants related to these debt agreements. The fair value of the Company's outstanding long-term debt obligations at year-end 2003 approximates the recorded aggregate amount.

Selling and Administrative Expenses

(In thousands)	**2003**	2002	2001
Freight expense for shipments to customers	**$ 105,933**	$ 98,876	$ 103,489
Amortization of intangible and other assets	**4,625**	4,317	12,646
Product development costs	**25,791**	25,849	21,415
Other selling and administrative expenses	**344,395**	325,147	326,656
	$ 480,744	$ 454,189	$ 464,206

Income Taxes

Significant components of the provision for income taxes are as follows:

(In thousands)	**2003**	2002	2001
Current:			
Federal	**$ 49,721**	$ 38,966	$ 32,393
State	**4,159**	3,473	2,442
	53,880	42,439	34,835
Deferred	**(1,054)**	6,755	7,019
	$ 52,826	$ 49,194	$ 41,854

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	2003	2002	2001
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax effect	**1.8**	1.6	1.6
Credit for increasing research activities	**(2.0)**	(1.6)	–
Extraterritorial income exclusion	**(0.5)**	(1.0)	–
Other – net	**0.7**	1.0	(0.6)
Effective tax rate	**35.0%**	35.0%	36.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

(In thousands)	**2003**	2002	2001
Net long-term deferred tax liabilities:			
Tax over book depreciation	**$ (28,103)**	$ (34,398)	$ (38,759)
OPEB obligations	**182**	3,581	3,197
Compensation	**4,912**	3,821	2,519
Goodwill	**(18,044)**	(14,173)	(5,550)
Other – net	**3,320**	4,055	(1,039)
Total net long-term deferred tax liabilities	**(37,733)**	(37,114)	(39,632)
Net current deferred tax assets:			
Workers' compensation, general, and product liability accruals	**298**	1,517	1,119
Vacation accrual	**4,754**	4,617	4,002
Integration accruals	**–**	–	(3,766)
Inventory differences	**4,343**	5,101	1,969
Plant closing accruals	**528**	821	3,302
Deferred income	**(5,462)**	(3,820)	–
Warranty accruals	**2,886**	2,369	1,606
Other – net	**6,982**	(504)	6,708
Total net current deferred tax assets	**14,329**	10,101	14,940
Net deferred tax (liabilities) assets	**$ (23,404)**	$ (27,013)	$ (24,692)

Shareholders' Equity and Earnings Per Share

	2003	2002	2001
Common Stock, $1 Par Value			
Authorized	**200,000,000**	200,000,000	200,000,000
Issued and outstanding	**58,238,519**	58,373,607	58,672,933
Preferred Stock, $1 Par Value			
Authorized	**2,000,000**	2,000,000	2,000,000
Issued and outstanding	**–**	–	–

The Company purchased 762,300; 614,580; and 1,472,937 shares of its common stock during 2003, 2002, and 2001, respectively. The par value method of accounting is used for common stock repurchases. The excess of the cost of shares acquired over their par value is allocated to Additional Paid-In Capital, with the excess charged to Retained Earnings.

The following table reconciles the numerators and denominators used in the calculation of basic and diluted earnings per share (EPS):

	2003	2002
Numerators:		
Numerators for both basic and diluted EPS net income	**$ 98,105,000**	$ 91,360,000
Denominators:		
Denominator for basic EPS weighted-average common shares outstanding	**58,178,739**	58,789,851
Potentially dilutive shares from stock option plans	**366,614**	231,220
Denominator for diluted EPS	**58,545,353**	59,021,071
Earnings per share – basic	**$ 1.69**	$ 1.55
Earnings per share – diluted	**$ 1.68**	$ 1.55

Certain exercisable and nonexercisable stock options were not included in the computation of diluted EPS for fiscal year 2003 and 2002, because the option prices were greater than the average market prices for the applicable periods. The number of stock options outstanding which met this criterion for 2003 was 20,000, with a range of per share exercise prices of $42.49–$42.98; and for 2002 was 30,000, with a range of per share exercise prices of $28.25–$32.22.

Components of other comprehensive income (loss) consist of the following:

(In thousands)	**2003**	2002	2001
Foreign currency translation adjustments – net of tax	**$ 45**	$ –	$ 109
Change in unrealized gains (losses) on marketable securities – net of tax	**(690)**	(322)	42
Other comprehensive income (loss)	**$ (645)**	$ (322)	$ 151

In May 1997, the Company registered 400,000 shares of its common stock under its 1997 Equity Plan for Non-Employee Directors. This plan permits the Company to issue to its non-employee directors options to purchase shares of Company common stock, restricted stock of the Company, and awards of Company stock. The plan also permits non-employee directors to elect to receive all or a portion of their annual retainers and other compensation in the form of shares of Company common stock. During 2003, 2002, and 2001, 10,922; 11,958; and 8,662 shares of Company common stock were issued under the plan, respectively.

Cash dividends declared and paid per share for each year are:

(In dollars)	**2003**	2002	2001
Common shares	**$ .52**	$ .50	$ .48

During 2002, shareholders approved the 2002 Members' Stock Purchase Plan. Under the new plan, 800,000 shares of common stock were registered for issuance to participating members. Beginning on June 30, 2002, rights to purchase stock are granted on a quarterly basis to all members who have one year of employment eligibility and work a minimum of 20 hours a week. The price of the stock purchased under the plan is 85% of the closing price on the applicable purchase date. No member may purchase stock under the plan in an amount which exceeds the lesser of 20% of his/her gross earnings or a maximum fair value of $25,000 in any calendar year. During 2003, 79,237 shares of common stock were issued under the plan at an average price of $29.25. During 2002, 47,419 shares of common stock were issued under the plan at an average price of $22.58. An additional 673,344 shares were available for issuance under the plan at January 3, 2004. This plan replaced the 1994 Members' Stock Purchase Plan. Under this plan, during 2002 and 2001, 43,388 shares at an average price of $23.63 and 85,385 shares at an average price of $20.51 were issued, respectively.

The Company has a shareholders' rights plan which will expire August 20, 2008. The plan becomes operative if certain events occur involving the acquisition of 20% or more of the Company's common stock by any person or group in a transaction not approved by the Company's Board of Directors. Upon the occurrence of such an event, each right entitles its holder to purchase an amount of common stock of the Company with a market value of $400 for $200, unless the Board authorizes the rights be redeemed. The rights may be redeemed for $0.01 per right at any time before the rights become exercisable. In certain instances, the right to purchase applies to the capital stock of the acquirer instead of the common stock of the Company. The Company has reserved preferred shares necessary for issuance should the rights be exercised.

The Company has entered into change in control employment agreements with corporate officers and certain other key employees. According to the agreements, a change in control occurs when a third person or entity becomes the beneficial owner of 20% or more of the Company's common stock or when more than one-third of the Company's Board of Directors is composed of persons not recommended by at least three-fourths of the incumbent Board of Directors. Upon a change in control, a key employee is deemed to have a two-year employment with the Company, and all his or her benefits are vested under Company plans. If, at any time within two years of the change in control, his or her position, salary, bonus, place of work, or Company-provided benefits are modified, or employment is terminated by the Company for any reason other than cause or by the key employee for good reason, as such terms are defined in the agreement, then the key employee is entitled to receive a severance payment equal to two times annual salary and the average of the prior two years' bonuses.

Stock-Based Compensation

Under the Company's 1995 Stock-Based Compensation Plan, as amended and restated effective November 10, 2000, the Company may award options to purchase shares of the Company's common stock and grant other stock awards to executives, managers, and key personnel. The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors. Restricted stock awarded under the plan is expensed ratably over the vesting period of the awards. Stock options awarded to employees under the Plan must be at exercise prices equal to or exceeding the fair market value of the Company's common stock on the date of grant. Stock options are generally subject to four-year cliff vesting and must be exercised within 10 years from the date of grant.

The weighted-average fair value of options granted during 2003, 2002, and 2001, estimated on the date of grant using the Black-Scholes option-pricing model, was $10.74, $11.74, and $9.70, respectively. The fair value of 2003, 2002, and 2001 options granted is estimated on the date of grant using the following assumptions: dividend yield of 1.2% to 2.1%, expected volatility of 34.9% to 38.4%, risk-free interest rate of 4.2% to 5.4%, and an expected life of 10 to 12 years, depending on grant date.

The status of the Company's stock option plans is summarized in the following table:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 30, 2000	918,250	$ 21.89
Granted	266,500	23.39
Exercised	(17,500)	18.31
Forfeited	(37,000)	21.57
Outstanding at December 29, 2001	1,130,250	$ 22.32
Granted	290,000	25.77
Exercised	–	–
Forfeited	(17,000)	21.69
Outstanding at December 28, 2002	1,403,250	$ 23.03
Granted	446,500	26.78
Exercised	(362,000)	23.10
Forfeited	(18,500)	23.57
Outstanding at January 3, 2004	**1,469,250**	**$ 24.15**
Options exercisable at:		
January 3, 2004	**202,250**	**$ 25.47**
December 28, 2002	**156,250**	**25.02**
December 29, 2001	**105,060**	**24.86**

The following table summarizes information about fixed stock options outstanding at January 3, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at January 3, 2004
$24.50–$28.25	31,000	2.9 years	$ 25.71	31,000
$32.22	20,000	4.1 years	$ 32.22	20,000
$23.47	101,250	5.1 years	$ 23.47	101,250
$18.31–$26.69	411,000	6.6 years	$ 20.42	50,000
$23.32–$25.27	223,500	7.1 years	$ 23.41	–
$25.75–$25.77	261,000	8.1 years	$ 25.77	–
$25.50–$42.98	421,500	9.2 years	$ 26.83	–

Retirement Benefits

The Company has defined contribution profit-sharing plans covering substantially all employees who are not participants in certain defined benefit plans. The Company's annual contribution to the defined contribution plans is based on employee eligible earnings and results of operations and amounted to $26,489,000, $23,524,000, and $24,826,000 in 2003, 2002, and 2001, respectively.

The Company sponsors defined benefit plans which include a limited number of salaried and hourly employees at certain subsidiaries. The Company's funding policy is generally to contribute annually the minimum actuarially computed amount. Net pension costs relating to these plans were $176,000; $0; and $0 for 2003, 2002, and 2001, respectively. The actuarial present value of obligations, less related plan assets at fair value, is not significant.

The Company also participates in a multiemployer plan, which provides defined benefits to certain of the Company's union employees. Pension expense for this plan amounted to $309,000, $309,000, and $310,000 in 2003, 2002, and 2001, respectively.

Postretirement Health Care

In accordance with the guidelines of revised SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," the following table sets forth the funded status of the plan, reconciled to the accrued postretirement benefits cost recognized in the Company's balance sheet at:

(In thousands)	**2003**	2002	2001
Change in benefit obligation			
Benefit obligation at beginning of year	**$ 17,617**	$ 17,351	$ 12,229
Service cost	**249**	398	278
Interest cost	**1,105**	1,091	941
Benefits paid	**(1,206)**	(1,356)	(952)
Actuarial (gain) or loss	**566**	133	3,042
Current year prior service cost	–	–	1,813
Benefit obligation at end of year	**$ 18,331**	$ 17,617	$ 17,351
Change in plan assets			
Fair value at beginning of year	**$ –**	$ –	$ –
Employer contributions	**11,456**	1,356	952
Benefits paid	**(1,206)**	(1,356)	(952)
Fair value at end of year	**$ 10,250**	$ –	$ –
Reconciliation of funded status			
Funded status	**$ (8,081)**	$ (17,617)	$ (17,351)
Unrecognized actuarial (gain) or loss	**1,105**	539	364
Unrecognized transition obligation or (asset)	**5,361**	5,942	6,523
Unrecognized prior service cost	**1,122**	1,352	1,582
Net amount recognized at year-end	**$ (493)**	$ (9,784)	$ (8,882)
Amounts recognized in the statement of financial position consist of:			
Accrued benefit liability	**$ (493)**	$ (9,784)	$ (8,882)
Net amount recognized at year-end, included in Other Liabilities	**$ (493)**	$ (9,784)	$ (8,882)

Estimated Future Benefit Payments (In thousands)	
Fiscal 2004	$ 1,133
Fiscal 2005	1,189
Fiscal 2006	1,195
Fiscal 2007	1,217
Fiscal 2008	1,265
Fiscal 2009 – 2013	6,874
Expected Contributions During Fiscal 2004	
Total	$ 12,873

Plan Assets – Percentage of Fair Value by Category	**2003**
Equity	**0%**
Debit	**0%**
Other	**100%**
Total	**100%**

The Company invests these funds in high grade money market instruments. Prior to 2003 the plan was not funded. The discount rates at fiscal year-end 2003, 2002, and 2001 were 6.0%, 6.5%, and 6.5%, respectively. The Company payment for these benefits has reached the maximum amounts per the plan; therefore, healthcare trend rates have no impact on company cost.

In December 2003, the United States enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act established a prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

In January 2004, the FASB issued FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-1"). The Company has elected to defer accounting for the economic effects of the Act, as permitted by FSP 106-1. Therefore, in accordance with FSP 106-1, the accumulated postretirement benefit obligation or net period postretirement benefit cost included in the consolidated financial statements and disclosed above do not reflect the effects of the Act. Specific authoritative guidance on accounting for the federal subsidy is pending. The final issued guidance could require a change to previously reported information.

Leases

The Company leases certain warehouses. Commitments for minimum rentals under noncancelable leases at the end of 2003 are as follows:

(In thousands)	Capitalized Leases	Operating Leases
2004	$ 523	$ 13,012
2005	515	10,742
2006	284	8,424
2007	215	5,430
2008	211	4,080
Thereafter	590	9,062
Total minimum lease payments	$ 2,338	$ 50,750
Less: amount representing interest	487	
Present value of net minimum lease payments, including current maturities of $415	$ 1,851	

Property, plant, and equipment at year-end include the following amounts for capitalized leases:

(In thousands)	**2003**	2002	2001
Buildings	**$ 3,299**	$ 3,299	$ 3,299
Machinery and equipment	**196**	196	15,805
Office equipment	**761**	–	–
	4,256	3,495	19,104
Less: allowances for depreciation	**2,879**	2,514	17,052
	$ 1,377	$ 981	$ 2,052

Rent expense for the years 2003, 2002, and 2001 amounted to approximately $13,592,000, $13,683,000, and $13,387,000, respectively. Contingent rent expense under both capitalized and operating leases (generally based on mileage of transportation equipment) amounted to $313,000, $787,000, and $869,000 for the years 2003, 2002, and 2001, respectively.

Guarantees, Commitments, and Contingencies

During the second quarter ended June 28, 2003, the Company entered into a one-year financial agreement for the benefit of one of its distribution chain partners. The maximum financial exposure assumed by the Company as a result of this arrangement totals $3 million of which over 75% is secured by collateral. In accordance with the provisions of FIN 45, the Company has recorded the fair value of this guarantee, which is estimated to be less than $0.1 million.

The Company utilizes letters of credit in the amount of $24 million to back certain financing instruments, insurance policies, and payment obligations. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined.

The Company is contingently liable for future minimum payments totaling $9.7 million under a transportation service contract. The transportation agreement is for a three-year period and is automatically renewable for periods of one year unless either party gives sixty days' written notice of its intent to terminate at the end of the original three-year term or any subsequent term. The minimum payments are $4.8 million in 2004, and $4.9 million in 2005.

The Company has guaranteed a contractual lease obligation of an independent contract furniture dealership. The related term expires in the fourth quarter of 2004. As of January 3, 2004, the remaining unpaid lease payments subject to this guarantee totaled approximately $69,000. In accordance with the provisions of FIN 45 no liability has been recorded, as the Company entered into this agreement prior to December 31, 2002.

The Company has contingent liabilities, which have arisen in the course of its business, including pending litigation, preferential payment claims in customer bankruptcies, environmental remediation, taxes, and other claims. The Company currently has a claim for approximately $7.6 million pending against it, arising out of the bankruptcy of a customer filed in 2001. The Company was named a critical vendor by the bankruptcy court and, accordingly, was paid in full for all outstanding receivables. The claim alleges that the Company received preferential payments from the customer during the ninety days before the customer filed for bankruptcy protection. The claim was brought in February 2003. The Company has recorded an accrual with respect to this contingency, in an amount substantially less than the full amount of the claim, which represents the best estimate within the range of likely exposure, and intends to vigorously defend against the claim. Given the nature of this claim, it is possible that the ultimate outcome could differ from the recorded amount.

Significant Customer

One office furniture customer accounted for approximately 13% of consolidated net sales in 2003 and 14% in 2002 and 2001.

Operating Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," management views the Company as being in two operating segments: office furniture and hearth products, with the former being the principal segment. The office furniture segment manufactures and markets a broad line of metal and wood commercial and home office furniture, which includes storage products, desks, credenzas, chairs, tables, bookcases, freestanding office partitions and panel systems, and other related products. The hearth products segment manufactures and markets a broad line of manufactured gas-, pellet-, and wood-burning fireplaces and stoves, fireplace inserts, gas logs, and chimney systems, principally for the home.

The Company's hearth products segment is somewhat seasonal, with the third (July-September) and fourth (October-December) fiscal quarters historically having higher sales than the prior quarters. In fiscal 2003, 56% of consolidated net sales of hearth products were generated in the third and fourth quarters.

For purposes of segment reporting, intercompany sales transfers between segments are not material, and operating profit is income before income taxes exclusive of certain unallocated corporate expenses. These unallocated corporate expenses include the net costs of the Company's corporate operations, interest income, and interest expense. Management views interest income and expense as corporate financing costs and not as an operating segment cost. In addition, management applies an effective income tax rate to its consolidated income before income taxes so income taxes are not reported or viewed internally on a segment basis. Identifiable assets by segment are those assets applicable to the respective industry segments. Corporate assets consist principally of cash and cash equivalents, short-term investments, and corporate office real estate and related equipment.

No geographic information for revenues from external customers or for long-lived assets is disclosed, since the Company's primary market and capital investments are concentrated in the United States.

Reportable segment data reconciled to the consolidated financial statements for the years ended 2003, 2002, and 2001 is as follows:

(In thousands)	**2003**	2002	2001
Net sales:			
Office furniture	**$ 1,304,054**	$ 1,279,059	$ 1,366,312
Hearth products	**451,674**	413,563	426,126
	$ 1,755,728	$ 1,692,622	$ 1,792,438
Operating profit:			
Office furniture[a]	**$ 130,080**	$ 130,014	$ 112,405
Hearth products[a]	**54,433**	44,852	39,282
Total operating profit	**184,513**	174,866	151,687
Unallocated corporate expenses	**(33,582)**	(34,312)	(35,426)
Income before income taxes	**$ 150,931**	$ 140,554	$ 116,261
Depreciation and amortization expense:			
Office furniture	**$ 54,121**	$ 48,546	$ 58,658
Hearth products	**13,599**	13,993	20,389
General corporate[b]	**5,052**	6,216	2,338
	$ 72,772	$ 68,755	$ 81,385
Capital expenditures:			
Office furniture	**$ 17,619**	$ 17,183	$ 29,785
Hearth products	**12,577**	6,132	7,149
General corporate	**7,312**	2,570	(83)
	$ 37,508	$ 25,885	$ 36,851
Identifiable assets:			
Office furniture	**$ 452,350**	$ 494,559	$ 526,712
Hearth products	**303,811**	305,326	320,199
General corporate[b]	**265,665**	220,667	114,980
	$ 1,021,826	$ 1,020,552	$ 961,891

[a] Included in operating profit for the office furniture segment are pretax charges of $8.5 million, $3.0 million, and $22.5 million for closing of facilities and impairment charges in 2003, 2002, and 2001, respectively. Included in operating profit for the hearth products segment is a pretax charge of $1.5 million for closing of facilities and impairment charges in 2001.

[b] In 2002 the Company's information technologies departments became a shared service at the corporate level. The costs continue to be charged out to the segments; however, the assets and related depreciation are now classified as general corporate.

Subsequent Acquisition

On January 5, 2004, the Company finalized the acquisition of Paoli Inc., a subsidiary of Klaussner Furniture Industries, Inc. Paoli is a leading provider of wood case goods and seating, with well-known brands, broad product offering, and strong independent representative sales and dealer networks. Further details of the transaction will be included in the Company's SEC Quarterly Report on Form 10-Q for the first quarter ended April 3, 2004.

Summary of Quarterly Results of Operations (Unaudited)

The following table presents certain unaudited quarterly financial information for each of the past 12 quarters. In the opinion of the Company's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this report and includes all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
YEAR-END 2003:				
Net sales	**$ 391,971**	**$ 406,793**	**$ 500,091**	**$ 456,873**
Cost of products sold	**252,841**	**260,367**	**316,412**	**286,893**
Gross profit	**139,130**	**146,426**	**183,679**	**169,980**
Selling and administrative expenses	**114,426**	**112,979**	**127,472**	**125,867**
Restructuring-related charges (income)	**–**	**2,265**	**3,881**	**2,364**
Operating income	**24,704**	**31,182**	**52,326**	**41,749**
Interest income (expense) – net	**(265)**	**(149)**	**617**	**767**
Income before income taxes	**24,439**	**31,033**	**52,943**	**42,516**
Income taxes	**8,554**	**10,861**	**18,530**	**14,881**
Net income	**$ 15,885**	**$ 20,172**	**$ 34,413**	**$ 27,635**
Net income per common share – basic	**$ .27**	**$ .35**	**$ .59**	**$ .47**
Weighted-average common shares outstanding – basic	**58,317**	**58,143**	**58,043**	**58,222**
Net income per common share – diluted	**$ .27**	**$ .35**	**$ .59**	**$ .47**
Weighted-average common shares outstanding – diluted	**58,582**	**58,468**	**58,448**	**58,731**
As a Percentage of Net Sales				
Net sales	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Gross profit	**35.5**	**36.0**	**36.7**	**37.2**
Selling and administrative expenses	**29.2**	**27.8**	**25.5**	**27.5**
Restructuring-related charges	**–**	**0.6**	**0.8**	**0.5**
Operating income	**6.3**	**7.7**	**10.5**	**9.1**
Income taxes	**2.2**	**2.7**	**3.7**	**3.3**
Net income	**4.1**	**5.0**	**6.9**	**6.0**
YEAR-END 2002:				
Net sales	$ 399,139	$ 399,299	$ 446,274	$ 447,910
Cost of products sold	259,398	256,696	285,996	290,653
Gross profit	139,741	142,603	160,278	157,257
Selling and administrative expenses	110,425	111,320	117,274	115,170
Restructuring-related charges (income)	3,900	(900)	–	–
Operating income	25,416	32,183	43,004	42,087
Interest income (expense) – net	(580)	(710)	(577)	(269)
Income before income taxes	24,836	31,473	42,427	41,818
Income taxes	8,941	11,330	15,274	13,649
Net income	$ 15,895	$ 20,143	$ 27,153	$ 28,169
Net income per common share – basic and diluted	$ .27	$ .34	$ .46	$ .48
Weighted-average common shares outstanding – basic	58,777	58,918	59,140	58,546
As a Percentage of Net Sales				
Net sales	100%	100%	100%	100%
Gross profit	35.0	35.7	35.9	35.1
Selling and administrative expenses	27.7	27.9	26.3	25.7
Restructuring-related charges	1.0	(.2)	–	–
Operating income	6.4	8.1	9.6	9.4
Income taxes	2.2	2.8	3.4	3.0
Net income	4.0	5.0	6.1	6.3

Summary of Unaudited Quarterly Results of Operations (continued)

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
YEAR-END 2001:				
Net sales	$ 461,997	$ 444,196	$ 459,352	$ 426,893
Cost of products sold	311,711	292,789	298,427	278,213
Gross profit	150,286	151,407	160,925	148,680
Selling and administrative expenses	119,050	118,983	114,759	111,414
Restructuring-related charges	–	24,000	–	–
Operating income	31,236	8,424	46,166	37,266
Interest income (expense) – net	(2,700)	(1,832)	(1,375)	(924)
Income before income taxes	28,536	6,592	44,791	36,342
Income taxes	10,273	2,373	16,125	13,083
Net income	$ 18,263	$ 4,219	$ 28,666	$ 23,259
Net income per common share – basic and diluted	$ .31	$ .07	$ .48	$ .40
Weighted-average common shares outstanding – basic	59,448	59,205	59,048	58,651
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	32.5	34.1	35.0	34.8
Selling and administrative expenses	25.8	26.8	25.0	26.1
Restructuring-related charges	–	5.4	–	–
Operating income	6.8	1.9	10.1	8.7
Income taxes	2.2	0.5	3.5	3.1
Net income	4.0	0.9	6.2	5.4

Investor Information

COMMON STOCK MARKET PRICES AND DIVIDENDS (UNAUDITED) QUARTERLY 2003 – 2002

2003 by Quarter	High	Low	Dividends per Share
1st	**$ 29.38**	**$ 24.65**	**$ .13**
2nd	**31.67**	**27.27**	**.13**
3rd	**38.60**	**30.15**	**.13**
4th	**44.12**	**36.65**	**.13**
Total Dividends Paid			**$ .52**

2002 by Quarter	High	Low	Dividends per Share
1st	$ 29.12	$ 24.55	$ .125
2nd	30.85	25.45	.125
3rd	28.67	23.80	.125
4th	29.20	22.88	.125
Total Dividends Paid			$ .500

COMMON STOCK MARKET PRICE AND PRICE/EARNINGS RATIO (UNAUDITED) FISCAL YEARS 2003 – 1993

	Market Price*		Diluted Earnings	Price/Earnings Ratio	
Year	High	Low	per Share*	High	Low
2003	**44.12**	**24.65**	**1.68**	**26**	**15**
2002	30.85	22.88	1.55	20	15
2001	28.85	19.96	1.26	23	16
2000	27.88	15.56	1.77	16	9
1999	29.88	18.75	1.44	21	13
1998	37.19	20.00	1.72	22	12
1997	32.13	15.88	1.45	22	11
1996	21.38	9.25	1.13	19	8
1995	15.63	11.50	.67	23	17
1994	17.00	12.00	.87	20	14
1993	14.63	10.75	.70	21	15
Eleven-Year Average				21	13

**Adjusted for the effect of stock splits*

SELECTED FINANCIAL DATA ELEVEN-YEAR SUMMARY

	2003	2002[(a)]	2001	2000
PER COMMON SHARE DATA (BASIC AND DILUTIVE)				
Income before Cumulative Effect of Accounting Changes - basic	**$ 1.69**	$ 1.55	$ 1.26	$ 1.77
Cumulative Effect of Accounting Changes - basic	**–**	–	–	–
Net Income – basic	**1.69**	1.55	1.26	1.77
Net Income – diluted	**1.68**	1.55	1.26	1.77
Cash Dividends	**.52**	.50	.48	.44
Book Value – basic	**12.19**	11.08	10.10	9.59
Net Working Capital – basic	**3.71**	1.82	1.52	1.09
OPERATING RESULTS (THOUSANDS OF DOLLARS)				
Net Sales	**$ 1,755,728**	$ 1,692,622	$ 1,792,438	$ 2,046,286
Cost of Products Sold	**1,116,513**	1,092,743	1,181,140	1,380,404
Gross Profit	**639,215**	599,879	611,298	665,882
Interest Expense	**2,970**	4,714	8,548	14,015
Income Before Income Taxes	**150,931**	140,554	116,261	165,964
Income Before Income Taxes as a % of Net Sales	**8.60%**	8.30%	6.49%	8.11%
Federal and State Income Taxes	**$ 52,826**	$ 49,194	$ 41,854	$ 59,747
Effective Tax Rate	**35.0%**	35.0%	36.0%	36.0%
Income before Cumulative Effect of Accounting Changes	**$ 98,105**	$ 91,360	$ 74,407	$ 106,217
Net Income	**98,105**	91,360	74,407	106,217
Net Income as a % of Net Sales	**5.59%**	5.40%	4.15%	5.19%
Cash Dividends and Share Purchase Rights Redeemed	**$ 30,299**	$ 29,386	$ 28,373	$ 26,455
Addition to (Reduction of) Retained Earnings	**54,001**	55,176	36,759	79,762
Net Income Applicable to Common Stock	**98,105**	91,360	74,407	106,217
% Return on Average Shareholders' Equity	**14.46%**	14.74%	12.76%	19.77%
Depreciation and Amortization	**$ 72,772**	$ 68,755	$ 81,385	$ 79,046
DISTRIBUTION OF NET INCOME				
% Paid to Shareholders	**30.88%**	32.16%	38.13%	24.91%
% Reinvested in Business	**69.12%**	67.84%	61.87%	75.09%
FINANCIAL POSITION (THOUSANDS OF DOLLARS)				
Current Assets	**$ 462,122**	$ 405,054	$ 319,657	$ 330,441
Current Liabilities	**245,816**	298,680	230,443	264,868
Working Capital	**216,306**	106,374	89,214	65,273
Net Property, Plant, and Equipment	**312,368**	353,270	404,971	454,312
Total Assets	**1,021,826**	1,020,552	961,891	1,022,470
% Return on Beginning Assets Employed	**14.69%**	14.83%	12.04%	19.63%
Long-Term Debt and Capital Lease Obligations	**$ 4,126**	$ 9,837	$ 80,830	$ 128,285
Shareholders' Equity	**709,889**	646,893	592,680	573,342
Retained Earnings	**641,732**	587,731	532,555	495,796
Current Ratio	**1.88**	1.36	1.39	1.25
CURRENT SHARE DATA				
Number of Shares Outstanding at Year-End	**58,238,519**	58,373,607	58,672,933	59,796,891
Weighted-Average Shares Outstanding During Year – basic	**58,178,739**	58,789,851	59,087,963	60,140,302
Number of Shareholders of Record at Year-End	**6,416**	6,777	6,694	6,563
OTHER OPERATIONAL DATA				
Capital Expenditures (Thousands of Dollars)	**$ 34,842**	$ 25,885	$ 36,851	$ 59,840
Members (Employees) at Year-End	**8,926**	8,828	9,029[(b)]	11,543[(b)]

[(a)]Per SFAS No. 142, "Goodwill and Other Intangible Assets," the Company has ceased recording of goodwill and indefinite-lived Intangible amortization.

[(b)]Includes acquisitions completed during year.

1999	1998	1997	1996	1995	1994	1993
$ 1.44	$ 1.72	$ 1.45	$ 1.13	$ .67	$ .87	$ .69
–	–	–	–	–	–	.01
1.44	1.72	1.45	1.13	.67	.87	.70
1.44	1.72	1.45	1.13	.67	.87	.70
.38	.32	.28	.25	.24	.22	.20
8.33	7.54	6.19	4.25	3.56	3.17	2.83
1.52	1.19	1.53	.89	1.07	1.27	1.23
$ 1,800,931	$ 1,706,628	$ 1,362,713	$ 998,135	$ 893,119	$ 845,998	$ 780,326
1,236,612	1,172,997	933,157	679,496	624,700	573,392	537,828
564,319	533,632	429,556	318,639	268,419	272,606	242,498
9,712	10,658	8,179	4,173	3,569	3,248	3,120
137,575	170,109	139,128	105,267	65,517	86,338	70,854
7.64%	9.97%	10.21%	10.55%	7.34%	10.21%	9.08%
$ 50,215	$ 63,796	$ 52,173	$ 37,173	$ 24,419	$ 31,945	$ 26,216
36.5%	37.50%	37.50%	35.31%	37.27%	37.00%	37.00%
$ 87,360	$ 106,313	$ 86,955	$ 68,094	$ 41,098	$ 54,393	$ 44,638
87,360	106,313	86,955	68,094	41,098	54,156	45,127
4.85%	6.23%	6.38%	6.82%	4.60%	6.43%	5.78%
$ 23,112	$ 19,730	$ 16,736	$ 14,970	$ 14,536	$ 13,601	$ 12,587
64,248	86,583	37,838	33,860	18,863	13,563	17,338
87,360	106,313	86,955	68,094	41,098	54,156	45,127
18.14%	25.20%	27.43%	29.06%	20.00%	28.95%	26.35%
$ 65,453	$ 52,999	$ 35,610	$ 25,252	$ 21,416	$ 19,042	$ 16,631
26.46%	18.56%	19.25%	21.98%	35.37%	25.11%	27.89%
73.54%	81.44%	80.75%	78.02%	64.63%	74.89%	72.11%
$ 316,556	$ 290,329	$ 295,150	$ 205,527	$ 194,183	$ 188,810	$ 188,419
225,123	217,438	200,759	152,553	128,915	111,093	110,759
91,433	72,891	94,391	52,974	65,268	77,717	77,660
455,591	444,177	341,030	234,616	210,033	177,844	157,770
906,723	864,469	754,673	513,514	409,518	372,568	352,405
16.94%	23.74%	28.27%	25.93%	17.91%	24.72%	22.14%
$ 124,173	$ 135,563	$ 134,511	$ 77,605	$ 42,581	$ 45,877	$ 45,916
501,271	462,022	381,662	252,397	216,235	194,640	179,553
416,034	351,786	265,203	227,365	193,505	174,642	161,079
1.41	1.34	1.47	1.35	1.51	1.70	1.70
60,171,753	61,289,618	61,659,316	59,426,530	60,788,674	61,349,206	63,351,692
60,854,579	61,649,531	59,779,508	60,228,590	60,991,284	62,435,450	64,181,088
6,737	5,877	5,399	5,319	5,479	5,556	4,653
$ 71,474	$ 149,717	$ 85,491	$ 44,684	$ 53,879	$ 35,005	$ 27,541
10,095	9,824[(b)]	9,390[(b)]	6,502[(b)]	5,933	6,131	6,257

[(a)]Per SFAS No. 142, "Goodwill and Other Intangible Assets," the Company has ceased recoding of goodwill and indefinite-lived Intangible amortization.

[(b)]Includes acquisitions completed during year.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders, HON INDUSTRIES Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of HON INDUSTRIES Inc. and its subsidiaries at January 3, 2004, and December 28, 2002, and the results of their operations and their cash flows for the fiscal years ended January 3, 2004, and December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company as of December 29, 2001, and for the fiscal year then ended, prior to the adjustments discussed in the Goodwill and Other Intangible Assets note, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 1, 2002.

As disclosed in the Goodwill and Other Intangible Assets note, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of the accounting guidance of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on December 30, 2001.

As discussed above, the financial statements of HON INDUSTRIES Inc., as of December 29, 2001, and for the period then ended, were audited by other independent accountants who have ceased operations. As described in the Goodwill and Other Intangible Assets note, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of December 30, 2001. We audited the transitional disclosures described in the Goodwill and Other Intangible Assets note. In our opinion, the transitional disclosures for 2001 in the Goodwill and Other Intangible Assets note are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures, and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
February 6, 2004

REPORT OF INDEPENDENT AUDITORS

Predecessor Auditor (Arthur Andersen LLP) Opinion

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. In 2002, the corporation adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). As discussed in the Goodwill and Intangible Assets note, the Company has presented the transitional disclosures for 2001 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes to the 2001 consolidated financial statements. The adjustments to the 2001 consolidated financial statements were reported on by PricewaterhouseCoopers LLP as stated in their report appearing herein.

To the Board of Directors and Shareholders of HON INDUSTRIES Inc.

We have audited the accompanying consolidated balance sheets of HON INDUSTRIES Inc. and Subsidiaries as of December 29, 2001, December 30, 2000*, and January 1, 2000*, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HON INDUSTRIES Inc. and Subsidiaries as of December 29, 2001, December 30, 2000*, and January 1, 2000*, and the results of its operations and its cash flows for each of the three fiscal years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Chicago, Illinois
February 1, 2002

**The December 30, 2000, and January 1, 2000, consolidated financial statements are not required to be presented in the 2003 annual report.*

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation and integrity of the consolidated financial statements and other financial information presented in this report. That responsibility is accomplished using internal controls designed to provide reasonable assurance as to the integrity and accuracy of the Company's financial records and to adequately safeguard, verify, and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that the Company and all its members are to maintain the highest ethical and business standards.

PricewaterhouseCoopers, LLP, independent accountants, is retained to audit HON INDUSTRIES' financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards, generally accepted in the United States.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent board members. The Audit Committee meets periodically with the independent accountants and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal controls, and financial reporting matters.

Jack D. Michaels
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Jerald K. Dittmer
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

A MESSAGE FROM THE BOARD OF DIRECTORS

Dear Shareholders:

We, the members of the HON INDUSTRIES Board of Directors, believe that integrity is central to good corporate governance. This belief is reflected in the HON INDUSTRIES vision statement (shown on the back of this annual report), adopted many years ago. Our Vision statement represents much more than a traditional "mission," and it goes much deeper than company policy. The beliefs and values represented in that document are the very foundation of our corporate culture, and guide the attitude and actions of every member, every day.

From its beginnings, HON INDUSTRIES has sought to implement its vision through sound policies and practices, and by maintaining a strong Board composed predominantly of outside directors. We are fully committed to executing our responsibilities, and we will continue to maintain the company's long-standing tradition of an independent, well-informed, active, and engaged Board of Directors.

Our Board meetings and procedures have been developed and refined to encourage open and informed communication. The company's accounting policies have always been conservative and straightforward. The Board's three committees — Audit; Human Resources and Compensation; Public Policy and Corporate Governance — have consisted entirely of non-management directors for many years.

During 2003, we have given significant attention to the newly released rules emanating from the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange listing requirements — rules intended to improve corporate governance across the country. It is gratifying to report that HON INDUSTRIES' governance practices were already in accord with the spirit of the rules.

It is an honor to serve as directors of HON INDUSTRIES. We are very proud to represent you, the shareholder, as we oversee the management of this great company. Please be assured that we intend to remain vigilant and focused on good corporate governance.

Sincerely,
The HON INDUSTRIES Board of Directors

Stan A. Askren

Gary M. Christensen

Cheryl A. Francis

Robert L. Katz

Dennis J. Martin

Jack D. Michaels

Joseph Scalzo

Abbie J. Smith

Richard H. Stanley

Brian E. Stern

Ronald V. Waters, III

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Stan A. Askren
President, HON INDUSTRIES Inc.

Gary M. Christensen
Retired President and
Chief Executive Officer,
Pella Corporation

Cheryl A. Francis
Advisor/Consultant
Former Executive Vice President and
Chief Financial Officer,
RR Donnelley & Sons

Robert L. Katz
President,
Robert L. Katz and Associates

Dennis J. Martin
Chairman, President and
Chief Executive Officer,
General Binding Corporation

Jack D. Michaels
Chairman and Chief Executive Officer,
HON INDUSTRIES Inc.

Joseph Scalzo
Vice President and President,
Personal Care Products,
The Gillette Company

Abbie J. Smith
Chaired Professor,
The University of Chicago
Graduate School of Business

Richard H. Stanley
Vice Chairman, HON INDUSTRIES Inc.
Chairman, SC Companies, Inc.
Chairman, Stanley Consultants, Inc.

Brian E. Stern
President,
Xerox Supplies Technology Enterprises
Xerox Corporation

Ronald V. Waters, III
Chief Operating Officer,
Wm. Wrigley Jr. Company

COMMITTEES OF THE BOARD

AUDIT

Cheryl A. Francis, Chairperson
Dennis J. Martin
Ronald V. Waters, III

HUMAN RESOURCES AND COMPENSATION

Gary M. Christensen, Chairperson
Robert L. Katz
Abbie J. Smith

PUBLIC POLICY AND CORPORATE GOVERNANCE

Richard H. Stanley, Chairperson
Joseph Scalzo
Brian E. Stern

HON INDUSTRIES INC. OFFICERS

Jack D. Michaels
Chairman and Chief Executive Officer

Stan A. Askren
President

Peter R. Atherton
Vice President and Chief Technology Officer

Jerald K. Dittmer
Vice President and Chief Financial Officer

Robert J. Driessnack
Vice President, Controller

Melinda C. Ellsworth
Vice President, Treasurer and
Investor Relations

Jeffrey D. Fick
Vice President, Member and
Community Relations

Malcolm C. Fields
Vice President and Chief Information Officer

James I. Johnson
Vice President, General Counsel and Secretary

Timothy R. Summers
Vice President, Lean Enterprise

SUBSIDIARIES

David C. Burdakin
Executive Vice President, HON INDUSTRIES Inc.
President, The HON Company

Bradley D. Determan
President,
Hearth & Home Technologies Inc.

Thomas D. Head
Vice President,
General Manager, Holga Inc.

Eric K. Jungbluth
President, Allsteel Inc.

Donald T. Mead
President, The Gunlocke Company L.L.C.

Marco V. Molinari
President, International and Business
Development

Jean M. Reynolds
President, Maxon Furniture Inc.

Thomas A. Tolone
President, Paoli Inc.

INVESTOR INFORMATION

SCHEDULE OF QUARTERLY RESULTS

The Company operates on a fiscal year ending on the Saturday nearest December 31. Quarterly results are typically announced within 25 days after the end of each quarter, and audited results are typically announced within 40 days after year-end.

FISCAL 2004 QUARTER-END DATES

1st Quarter: Saturday, April 3

2nd Quarter: Saturday, July 3

3rd Quarter: Saturday, October 2

4th Quarter: Saturday, January 1

ANNUAL MEETING

The Company's annual shareholders' meeting will be held at 10:30 a.m. on May 4, 2004, at the Holiday Inn, Highways 61 & 38 North, Muscatine, Iowa. Shareholders and other interested investors are encouraged to attend the meeting.

INVESTOR RELATIONS

Send inquiries to:

Investor Relations

HON INDUSTRIES Inc.

414 East Third Street

Muscatine, IA 52761

Telephone: 563.264.7400

Fax: 563.264.7655

E-mail: investorrelations@honi.com

CORPORATE HEADQUARTERS

HON INDUSTRIES Inc.

414 East Third Street

P.O. Box 1109

Muscatine, IA 52761-0071

Telephone: 563.264.7400

Fax: 563.264.7217

Website: www.honi.com

INDEPENDENT PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP

One North Wacker Drive

Chicago, IL 60606

COMMON STOCK

HON INDUSTRIES common stock trades on the New York Stock Exchange under the symbol: HNI. Stock price quotations can be found in major daily newspapers and *The Wall Street Journal.*

TRANSFER AGENT

Shareholders may report a change of address or make inquiries by writing or calling:

Computershare Investor Services, LLC

2 North LaSalle Street

Chicago, IL 60602

Telephone: 312.588.4991

FORWARD-LOOKING STATEMENTS

Statements in this report that are not strictly historical, including statements as to plans, objectives, and future financial performance, are "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, which may cause the Company's actual results in the future to differ materially from expected results. These risks include, among others:

- competition within the office furniture and fireplace industries, including competition from imported products and competitive pricing;
- increases in the cost of raw materials, including steel, which is the Company's largest raw material category;
- increases in the cost of health care benefits provided by the Company;
- reduced demand for the Company's storage products caused by changes in office technology; including the change from paper record storage to electronic record storage;
- the effects of economic conditions, on demand for office furniture, customer insolvencies and related bad debts and claims against the Company that it received preferential payments;
- changes in demand and order patterns from the Company's customers, particularly its top ten customers, which represented approximately 36% of net sales in 2003;
- issues associated with acquisitions and integration of acquisitions;
- the ability of the Company to realize cost savings and productivity improvements from its cost containment and business simplification initiatives;
- the ability of the Company to realize financial benefits from investments in new products;
- the ability of the Company's distributors and dealers to successfully market and sell the Company's products;
- the availability and cost of capital to finance planned growth; and
- other risks, uncertainties, and factors described from time to time in the Company's filings with the Securities and Exchange Commission.

We caution the reader that the above list of factors may not be exhaustive. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

OUR VISION

We, the members of HON INDUSTRIES, are dedicated to creating long-term value for all of our stakeholders, to exceeding our customers' expectations, and to making our company a great place to work. We will always treat each other, as well as customers, suppliers, shareholders, and our communities, with fairness and respect.

Our success depends upon business simplification, rapid continuous improvement, and innovation in everything we do, individual and collective integrity, and the relentless pursuit of the following long-standing beliefs:

WE WILL BE PROFITABLE.

We pursue mutually profitable relationships with customers and suppliers. Only when our company achieves an adequate profit can the other elements of this Vision be realized.

WE WILL CREATE LONG-TERM VALUE FOR SHAREHOLDERS.

We create long-term value for shareholders by earning financial returns significantly greater than our cost of capital and pursuing profitable growth opportunities. We will safeguard our shareholders' equity by maintaining a strong balance sheet to allow flexibility in responding to a continuously changing market and business environment.

WE WILL PURSUE PROFITABLE GROWTH.

We pursue profitable growth on a global basis in order to provide continued job opportunities for members and financial success for all stakeholders.

WE WILL BE A SUPPLIER OF QUALITY PRODUCTS AND SERVICES.

We provide reliable products and services of high quality and brand value to our end-users. Our products and services exceed our customers' expectations and enable our distributors and our company to make a fair profit.

WE WILL BE A GREAT PLACE TO WORK.

We pursue a participative environment and support a culture that encourages and recognizes excellence, active involvement, ongoing learning, and contributions of each member; that seeks out and values diversity; and that attracts and retains the most capable people who work safely, are motivated, and are devoted to making our company and our members successful.

WE WILL BE A RESPONSIBLE CORPORATE CITIZEN.

We conduct our business in a way that sustains the well-being of society, our environment, and the economy in which we live and work. We follow ethical and legal business practices. Our company supports our volunteer efforts and provides charitable contributions so that we can actively participate in the civic, cultural, educational, environmental, and governmental affairs of our society.

TO OUR STAKEHOLDERS:

When our company is appreciated by its *members,* favored by its *customers,* supported by its *suppliers,* respected by *the public,* and admired by its *shareholders,* this Vision is fulfilled.

HON INDUSTRIES Inc. (HNI)
414 East Third Street, P.O. Box 1109, Muscatine, IA 52761-0071
www.honi.com